

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

AVENUE EXCHANGE CORP.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

2202 N. West Shore Blvd., Suite 200, Tampa, FL 33607 (904) 562-2009

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Mark Astrom, President
2202 N. West Shore Blvd., Suite 200, Tampa, FL 33607 (904) 562-2009

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2750	26-2712208
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

(1) Mark Astrom, 3045 NW 79th Ave Rd, Ocala, FL 34482.

(b) the issuer's officers;

(1) Mark Astrom, President, 3045 NW 79th Ave Rd, Ocala, FL 34482.

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

(1) Series A Preferred Stock: One share issued and outstanding, all of which are owned by Black Box Broadcasting Corporation, Inc. ("BBBC"), a corporation wholly owned by Mark Astrom, president of the Company.

(2) Series B Preferred Stock: 303,849 shares issued and outstanding owned by: (i) Anetka Sliwa - 20,000 shares; (ii) Corenna Roy - 20,000 shares; (iii) Financial Providence Services Corp. - 64,157 shares; (iv) Fordee Management Company - 50,000 shares; (v) Javan King - 50,000 shares; (vi) Jefferson Mesidor - 42,846 shares; and (vii) Robert Johnson - 42,846; (viii) Financial Providence Services Corp. – 14,000 shares.

(3) Common Stock: 900,165,210 shares issued and outstanding, of which 500,000,000 shares are owned by BBBC and 400,000,000 shares are owned by Mark Astrom

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

(1) See (d) above.

(f) promoters of the issuer;

(1) Mark Astrom

(g) affiliates of the issuer;

(1) Black Box Broadcasting Corporation, Inc. ("BBBC"), a corporation wholly owned by Mark Astrom, president of the Company

(2) Mark Astrom

(h) counsel to the issuer with respect to the proposed offering;

(1) Laura Anthony, Esq., Legal & Compliance LLC., 330 Clematis St., Suite 217, W. Palm Beach , FL 33401.

(i) each underwriter with respect to the proposed offering;

N/A – issuer is selling securities directly

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners;

N/A

(m) counsel to the underwriter.

N/A

Item 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

Item 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The offering does not involve the resale of securities by affiliates.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

N/A – Issuer will sell the securities.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The issuer intends to offer the securities in Colorado in an issuer-managed offering.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
(4) the names and identities of the persons to whom the securities were issued.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

(1) During 2009, the Company issued the following securities: (i) 500 million shares of common stock to Black Box Broadcasting Corporation, Inc., related party, for $5,000 in services, (ii) 400 million shares of common stock to Mark Astrom in exchange for one million shares of Space Port CA Trust, (iii) 40 million shares of common stock to Qualstar Capital Corp. in exchange for 100,000 shares of Space Port CA Trust and (iv) 40 million shares of common stock to Fordee CA Trust in exchange for 100,000 shares of Space Port CA Trust.

(2) Effective November 4, 2009, the Company implemented a 20:1 reverse common stock split.

(3) During January 2010, the Company issued the following securities: (i) 20,000 shares of Series B Preferred Stock to Anetka Sliwa in exchange for services valued at $50,000; (ii) 20,000 shares of Series B Preferred Stock to Corenna Roy in exchange for services valued at $50,000; (iii) 50,000 shares of Series B Preferred Stock to Financial Providence Services Corp. in exchange for services valued at $150,000; (iv) 50,000 shares of Series B Preferred Stock to Fordee Management Company in exchange for services valued at $150,000; (v) 50,000 shares of Series B Preferred Stock to Javan King in exchange for services valued at $150,000; (vi) 40,000 shares of Series B Preferred Stock to Jefferson Mesidor in exchange for services valued at $100,000; and (vii) 40,000 shares of Series B Preferred Stock to Robert Johnson in exchange for services valued at $100,000.

(4) During February 2010, the Company issued the following securities: (i) 14,000 shares of Series B Preferred Stock to Palatine Investments, Inc. in exchange for $35,000; (ii) 14,157 shares of Series B Preferred Stock to Financial Providence Services Corp. in exchange for $36,144; and (iii) 270,000 shares of Series B Preferred Stock to third parties for $750,000 in services.

(5) Effective February 2, 2010, the Company implemented a 500:1 reverse common stock split.

(6) During March 2010, the Company issued 5,692 shares of Series B Preferred Stock to third parties for $14,230 in services.

(7) During July 2010, the Company issued 399,200,000 shares of common stock to Mark Astrom, and 499,000,000 shares of common stock to BBBC per anti-dilutive provisions related to reverse stock splits as set forth in section 3(a)(ii) of

that certain Employment Agreement dated November 17, 2009, as amended on February 1, 2010 between Mr. Astrom and the Company.

(8) The foregoing stock issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as not involving a public offering.

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

N/A

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

Item 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

N/A. No such written documents were used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

COVER PAGE

AVENUE EXCHANGE CORP.

(Exact name of issuer as specified in its charter)

Type of securities offered: **Common Stock**
Maximum number of securities offered: **1,000,000,000**
Minimum number of securities offered: **None**
Price per security: **$0.005**
Total proceeds: If maximum sold: **$5,000,000**. If minimum sold: **$0**
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes **[x] No**

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)? [ ] Yes **[x] No**

Is there a finder's fee or similar payment to any person? [ ] Yes **[x]** No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes **[x] No** (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes **[x] No** (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes **[x] No** (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[x] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Colorado*		

* The Colorado Statute provides an exemption from Registration for public offerings which are relying on Regulation-A at the Federal (SEC) level. That is section 11-51-308(1)(p), C.R.S. The filing requirements to claim that exemption are: (i) A fee of $75.00 made out to the Colorado State Treasurer, (ii) Submit one copy of all documents filed with the SEC (concurrently), and (iii) Include a cover letter with the name, address and telephone number of a contact person. The offering will usually be cleared for sale in Colorado upon SEC effectiveness.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

TABLE OF CONTENTS

PAGE

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 135 pages.

The Company

1. Exact corporate name: **Avenue Exchange Corp.**

   State and date of incorporation: **Florida, July 1990**

Street address of principal office: **2202 N. West Shore Blvd., Suite 200, Tampa, FL 33607**

Company Telephone Number: **(904) 562-2009**

Fiscal year: **December 31**

Person(s) to contact at Company with respect to offering: **Mark Astrom**

Risk Factors

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

We have a limited operating history upon which an evaluation of our prospects can be made.

The company was incorporated in 1990 and has since gone through numerous corporate restructurings. In January 2007, the Company was placed into receivership. The Court appointed Brian Goldenberg as the receiver pursuant to which he elected Mark Rentschler the Company's sole officer and director. In March 2008, Avenue Exchange Corp. was formed in Delaware for the purpose of re-domiciling the Company from Florida to the state of Delaware and effectuating a name change, both of which became effective in March 2008. Prior thereto, the Company's name was Mutual Exchange Corporation, Inc. Our future operations are contingent upon increasing revenues and raising capital. Because we have a limited operating history, you will have difficulty evaluating our business and future prospects. We also face the risk that we may not be able to effectively implement our business plan. If we are not effective in addressing these risks, we may not operate profitably and we may not have adequate working capital to meet our obligations as they become due.

We have a history of operating losses and may never achieve profitability.

We have not been profitable on a fiscal year basis since our inception in 1990. We incurred net losses of $122,342 and $93,567 in fiscal years 2009 and 2008, respectively. As of June 30, 2010, we had an accumulated deficit of $1,173,589. We will continue to incur significant costs as we continue our efforts to develop and market our business plan. If we do achieve profitability in any period, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

We may be unable to develop new products and services or acquire products and services on favorable terms.

The commercial printing and DNA imaging industry is characterized by ongoing technological developments and changing customer requirements. As such, our results of operations and continued growth depend, in part, on our ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products and services or new products and services that incorporate technological advances, meet customer requirements, and respond to products developed by our competition. We cannot provide any assurance that we will be successful in developing or acquiring such rights to products and services on a timely basis, or that such products and services will adequately address the changing needs of the marketplace, either of which could adversely affect our results of operations.

In addition, we must regularly allocate considerable resources to research and development of new products, services, and technologies. The research and development process generally takes a significant amount of time from design stage to product launch. This process is conducted in various stages. During each stage, there is a risk that we will not achieve our goals on a timely basis, or at all, and we may have to abandon a product in which we have invested substantial resources.

We may be unable to successfully integrate operations or to achieve expected cost savings from acquisitions.

One of our main growth strategies is the acquisition of companies and/or products. Although additional acquisitions of companies and products may enhance the opportunity to increase net earnings over time, such acquisitions could result in greater administrative burdens, increased exposure to the uncertainties inherent in marketing new products, and financial risks of additional operating costs. The principal benefits expected to result from any acquisitions we make will not be achieved fully unless we are able to successfully integrate the operations of the acquired entities with our operations and realize the anticipated synergies, cost savings, and growth opportunities from integrating these businesses into our existing businesses. We cannot provide any assurance that we will be able to identify and complete additional acquisitions on terms we consider favorable or that, if completed, will be successfully integrated into our operations.

Fluctuations in the costs of paper, ink, energy, and other raw materials may adversely impact the Company.

The Company's business is subject to risks associated with the cost and availability of paper, ink, other raw materials, and energy. Consolidation of supplier markets or increases in the costs of these items may increase the Company's costs, and the Company may not be able to pass these costs on to customers through higher prices. Increases in the costs of materials may adversely impact customers' demand for printing and related services. A severe paper, multi-market energy shortage, or delivery delays could have an adverse effect upon many of the Company's operations.

Intense competition could adversely affect our profitability.

Competition in the Company's products and services is intense. The speed and accuracy with which the Company can meet client needs, the price of its services and the quality of its products and supporting services are factors in this competition. Many of our competitors have significantly greater financial, technical, manufacturing, and marketing resources than we do. We cannot provide any assurance that our products and services will be able to compete successfully with the products and services of our competitors.

We may be unable to successfully obtain required quantities of our products economically.

We have not yet manufactured any products for commercial use. We intend to contract with third party manufacturers to obtain manufacturing capabilities. We will depend on those parties to comply with current good manufacturing practices and other regulatory requirements and to deliver materials on a timely basis. These parties may not perform adequately. Any failures by these third parties may delay our development of products or the submission of these products for regulatory approval.

We are dependent on suppliers for certain critical components and products. A supply interruption could adversely affect our business.

Our products are made from a wide variety of raw materials that are generally available from multiple sources of supply. However, certain critical raw materials and supplies required for the production of some of our principal products may become unavailable or difficult to acquire. If these suppliers become unable or unwilling to supply the required raw materials or products, we would need to find another source, and perform additional development work and obtain regulatory approvals for the use of the alternative raw materials for our products. Completing that development and obtaining such approvals could require significant time and resources, and may not occur at all. Any disruption in the supply of these raw materials or finished products could have a material adverse affect on us.

We may be unable to protect or obtain proprietary rights that we utilize or intend to utilize.

In developing and manufacturing our products, we may employ a variety of proprietary and patented technologies. We cannot provide any assurance that the technologies that we may acquire or license provide protection from competitive threats or from challenges to our intellectual property. In addition, we cannot provide any assurances that we will be successful in obtaining licenses or proprietary or patented technologies in the future.

Our business could be negatively affected if we are unable to attract, hire, and retain key personnel.

Our future success depends on our continued ability to attract, hire, and retain highly qualified personnel, including our executive officers and scientific, technical, sales, and marketing employees, and their ability to manage growth successfully. If such key employees were to leave and we were unable to obtain adequate replacements, our operating results could be adversely affected.

We depend highly on our current chief executive officer whose unexpected loss may adversely impact our business and with whom we do not have a formal employment agreement.

We rely heavily on the expertise, experience and continued services of Mark Astrom, our Chairman and Chief Executive Officer. We have a 3-year employment agreement with Mr. Astrom, but there can be no assurance that we will be able to retain him or, should he choose to leave us for any reason, to attract and retain a replacement or additional key executives. The unexpected loss of our CEO may have a material adverse effect on our business, our financial condition, including liquidity and profitability, and our results of operations.

We do not pay dividends on our Common Stock.

We have not paid any dividends on our common stock and do not anticipate paying dividends in the foreseeable future. We plan to retain earnings, if any, to finance the development and expansion of our business.

Our Common Stock is quoted on the Pink Sheets, which may limit the liquidity and price of our Common Stock more than if our Common Stock were quoted or listed on the OTC Bulletin Board, the Nasdaq Stock Market or a national exchange.

Our securities are currently quoted (AXCH.PK) on the Pink OTC Markets, Inc. (the "Pink Sheets"), an inter-dealer automated quotation system for equity securities. Quotation of our securities on the Pink Sheets may limit the liquidity and price of our securities more than if our securities were quoted or listed on the OTC Bulletin Board, the Nasdaq Stock Market or a national exchange. As a Pink Sheets listed company, we do not attract the extensive analyst coverage that accompanies companies listed on other exchanges. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded on the Pink Sheets. These factors may have an adverse impact on the trading and price of our Common Stock.

The trading price of our common stock may decrease due to factors beyond our control.

Our stock is currently quoted on the Pink Sheets under the symbol "AXCH.PK". The stock market from time to time has experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging growth companies and which often have been unrelated to the operating performance of the companies. These broad market fluctuations may adversely affect the market price of our common stock. If our shareholders sell substantial amounts of their common stock in the public market, the price of our common stock could fall. These sales also might make it more difficult for us to sell equity, or equity-related securities, in the future at a price we deem appropriate.

The market price of our common stock may also fluctuate significantly in response to the following factors, most of which are beyond our control:

- variations in our quarterly operating results,
- changes in general economic conditions and in the health care industry,
- changes in market valuations of similar companies,
- announcements by us or our competitors of significant new contracts, acquisitions, strategic partnerships or joint ventures, or capital commitments,

- loss of a major supplier, customer, partner or joint venture participant and
- the addition or loss of key managerial and collaborative personnel.

Any such fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, stockholders may be unable to sell their shares, or may be forced to sell them at a loss.

The application of the "penny stock" rules could adversely affect the market price of our common shares and increase your transaction costs to sell those shares.

The Securities and Exchange Commission (the "SEC") has adopted rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

- that a broker or dealer approve a person's account for transactions in penny stocks, and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person, and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

The market price for our common shares is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits which could lead to wide fluctuations in our share price. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our common shares are sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative or "risky" investment due to our limited operating history and lack of profits to date, and uncertainty of future market acceptance for our potential products and services. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common shares will be at any time, including as to whether our common shares will sustain their current market prices, or as to what effect that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

Rule 144 Related Risk.

The SEC adopted amendments to Rule 144 which became effective on February 15, 2008 that apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that: (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding a sale, (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

- 1% of the total number of securities of the same class then outstanding; or
- The average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

Business and Properties

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Company is primarily a printer of large format black & white and color images. The Company's second division is as a provider of custom DNA imaging. The combination of a printer and DNA imaging create a vertically integrated symbiotic relationship for the two businesses. Printing, unto itself is a low margin enterprise. DNA Imaging produces high margins but is dependent 95% on printing. The combination of built in demand, the ability to diversify, and the ability to grow exponentially in printing are the synergies needed to produce profitable returns and scalable growth. The Company is currently structured as follows.

(i) In-house Printing; utilizing high-tech Epson UltraChrome K3 Inks & Canon 12-color pigment ink LUCIA™ inks with output widths up to 60".

(ii) DNA imaging Lab, Gene identification * for fine art purposes

(I) Web portal and on-line printing interface.

(II) Canvas wrapping and archival products for printed images

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

A. Printing:

1. The core service provided is: custom digital printing. The customer supplies the digital file and the Company generates the print using in-house computers, print software and printers to meet the customer's custom specifications.

2. Timeline of activities: The Company has concluded test printing with Epson inks and papers. The Company is ready to start marketing and to receive orders.

3. The Company projects $30,000 in expenses to expand marketing, equipment & supplies.

B. DNA images.

1. The source DNA (a saliva) comes from the customer, via UPS in a small bio-hazard safe package. The DNA sample is then processed using "gel electrophoresis". The DNA is then sorted, measured, and colored into an image.

2. Timeline of activities: The Company has concluded testing the gel elec-

trophoresis process. The Company is ready to start marketing and to receive orders.

3. The Company projects $25,000 in expenses to expand the lab.

C. Web Portal.

1. The Portal works both as a web-site the business and as a upload & download facility for back office image handling.

2. Timeline of activities: The Company is currently reviewing design options for the web-site. The Web Portal should be complete by Q4, 2010.

3. The Company projects $10,000 in expenses.

D. Canvas Wrapping

1. Specifically designed for images printed on canvas, the canvas is then stretched around a wood frame and secured. An archival UV protection is then applied.

2. Timeline of activities: The Company is ready to start marketing and to receive orders.

3. The Company projects $2,000 in expenses.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis.

Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Printing Industry: **The market is currently fractured between traditional chemical printing used for film and digital printing used for digital images. The printing industry is certainly heading in the direction of digital printing. However, digital printing carries archival issues as well as aesthetic issues which must equal traditional prints aesthetically and meet the archival standards of chemical printing. The result is a relatively new business opportunity that supports archival digital printing in both small and large format prints.**

DNA Imaging Industry: **The process of "gel electrophoresis" is not a new process nor is the idea to co-op scientific images into art. However, there are only three other companies currently providing the service whereby DNA can be sorted and made into custom art.**

The Company brings efficiencies, customization, pricing and revenue benefits that are unique to a comprehensive and bundled services model. The key differentiator in this business is quality and "value" of services to the customers.

Benefits: Printer and DNA Imaging – Vertically integrated and complementary services, lower costs, less down time, quicker delivery of product, the Company works around their own workflow schedule not around suppliers.

Customer: Lower bill vs. competition, custom solutions, single point of contact for all services and custom technology services.

Pricing:

(A) Digital Prints: Pricing is 300% of the costs of supplies. Competitors' pricing currently sets the industry standard as products are similar. For example, a 24x30 print costs $45.00 and a 40x40 print costs $60.00.

(B) DNA Imaging: Pricing is 500% of the cost of labor. Competitors' pricing currently sets the industry standard as products are similar. Lab fees cost $250.00.

Competition:

Commercial Printers: (i) Mpix, a private company whose financial resources are unknown, (ii) Millers Lab, a private company whose financial resources are unknown, (iii) Color Edge – New York, a private company whose financial resources are unknown.

DNA Imaging: (i) DNA 11, a private company whose financial resources are unknown, (ii) GenePortrait, a private company whose financial resources are unknown, (iii) Fellman Studio, a private company whose financial resources are unknown.

The Company believes it can compete with larger and smaller companies by being a quality service provider. The Company believes its business model is significantly different from any and all of these providers to give the Company a competitive edge.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company will be focusing its acquisition efforts on assets which produce long-term recurring revenue. Currently, these assets take the form of large format printers; specifically Epson and Canon.

Strategically, the Company will be positioned as a quality printing service. What will differentiate the Company from the national players such as Color Edgar is the DNA Imaging. The goal is for DNA imaging to supply printing orders to the Printing division, and thus generate the initial business momentum. The Printing division can then seek out additional niche printing opportunities and clients as workflow and scheduling permits. Market penetration will be achieved by utilizing strategic and tactical marketing expertise, budgets and sending sales materials to various companies who utilize large format printing.

Marketing and sales tactics for the printing services and DNA Imaging include, but are not limited to: direct mail advertising, search engine marketing, sponsorship of trade events. Sales staff and support functions will be provided in house.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

N/A

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

N/A

The Company does not have any orders for its products and no backlog.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company has one employee as of June 1, 2010 and it projects four employees as of January 2011. The current employee performs all Executive / Operational functions. The proposed employees will perform the following functions: Executive, Operational Lab,

Operational Printing and Marketing/Sales. None of the Company's current employees are subject to a Collective Bargaining Agreement. The Company does not foresee this changing with the additional personnel.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company currently leases virtual office space from the executive officer, Mark Astrom. The office is located at 2202 N West Shore Blvd., Suite 200, Tampa, FL 33607. The lease is month to month and the rent is $125 per month.

The Company plans to lease or purchase industrial space that will be built out for printing and the DNA laboratory. At this time, the Company does not need a retail store front, as all business will be conducted via the internet. The targeted property will be approximately 3,000 square feet.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company has no intellectual property. The Company has spent approximately $25,000 on research and development in the past year. Year to date, the Company has spent approximately $65,000 on research and development.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

N/A

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the

Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

In January 2007, the Company was placed into receivership. The Court appointed Brian Goldenberg as the receiver pursuant to which he elected Mark Rentschler the Company's sole officer and director. In March 2008, Avenue Exchange Corp. was formed in Delaware for the purpose of re-domiciling the Company from Florida to the state of Delaware and effectuating a name change, both of which became effective in March 2008. Prior thereto, the Company's name was Mutual Exchange Corporation, Inc.

The Company is not anticipating the acquisition or merger in the foreseeable future.

In February 2010, the Company was recapitalized with a 500:1 reverse stock split.

4.

(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Lease and build out of print space and DNA Laboratory	Completion of Financing	September 1, 2010
Acquisition Large Format Printer	Completion of Financing	September 1, 2010
Completion of Web-Based Portal	Completion of Programming	December 1, 2010

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).

The probable consequences to delays are minor. The Company has low overhead, which would allow for the continued operations of the Company until such delays are overcome.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Offering Price Factors

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5.

What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)

Total ($122,342) ($0.0001 per share)

6.

If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

N/A. The Company does not have profits.

7.

(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

($255,896) ($0.003 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Upon receipt of equity, the Company will be better able to fulfill the business plan and establish positive value to the tangible book value.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

(1) During 2009, the Company issued the following securities: (i) 500 million shares of common stock to Black Box Broadcasting Corporation, Inc., related party, for $5,000 in services, (ii) 400 million shares of common stock to

Mark Astrom in exchange for one million of Space Port CA Trust, (iii) 40 million shares of common stock to Qualstar Capital Corp. in exchange for 100,000 thousand shares of Space Port CA Trust and (iv) 40 million shares of common stock to Fordee CA Trust in exchange for 100,000 thousand shares of Space Port CA Trust.

(2) Effective November 4, 2009, the Company implemented a 20:1 reverse common stock split.

(3) During January 2010, the Company issued the following securities: (i) 20,000 shares of Series B Preferred Stock to Anetka Sliwa in exchange for services valued at $50,000; (ii) 20,000 shares of Series B Preferred Stock to Corenna Roy in exchange for services valued at $50,000; (iii) 50,000 shares of Series B Preferred Stock to Financial Providence Services Corp. in exchange for services valued at $150,000; (iv) 50,000 shares of Series B Preferred Stock to Fordee Management Company in exchange for services valued at $150,000; (v) 50,000 shares of Series B Preferred Stock to Javan King in exchange for services valued at $150,000; (vi) 40,000 shares of Series B Preferred Stock to Jefferson Mesidor in exchange for services valued at $100,000; and (vii) 40,000 shares of Series B Preferred Stock to Robert Johnson in exchange for services valued at $100,000.

(4) During February 2010, the Company issued the following securities: (i) 14,000 shares of Series B Preferred Stock to Palatine Investments, Inc. in exchange for $35,000; (ii) 14,157 shares of Series B Preferred Stock to Financial Providence Services Corp. in exchange for $36,144; and (iii) 270,000 shares of Series B Preferred Stock to third parties for $750,000 in services.

(5) Effective February 2, 2010, the Company implemented a 500:1 reverse common stock split.

(6) During March 2010, the Company issued 5,692 shares of Series B Preferred Stock to third parties for $14,230 in services.

(7) During July 2010, the Company issued 399,200,000 shares of common stock to Mark Astrom, and 499,000,000 shares of common stock to BBBC per antidilutive provisions related to reverse stock splits as set forth in section 3(a)(ii) of that certain Employment Agreement dated November 17, 2009, as amended on February 1, 2010 between Mr. Astrom and the Company.

(8) The foregoing stock issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as not involving a public offering.

8.

(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: **52%**
If the minimum is sold: **0%**

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: **5,000,000***
If the minimum is sold: **0***

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: **$N/A.**

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

Use of Proceeds

9.

(a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	**$0 0%**	**$5,000,000 100%**
Less: Offering Expenses	**$75,000**	**$75,000**
Commissions & Finders Fees	**N/A**	**N/A**
Legal & Accounting	**$0**	**$250,000**
Copying & Advertising	**$0**	**$150,000**
Other (Specify):	**$0**	**$600,000 - Supplies**
Research & Development	**$0**	**$750,000**
Lease	**$0**	**$360,000**
Marketing & advertising	**$0**	**$450,000**
Equipment	**$0**	**$1,200,000**
Web Development	**$0**	**$400,000**
Net Proceeds from Offering	**$0**	**$4,925,000**
Use of Net Proceeds	**$0**	**$4,160,000**
Total Use of Net Proceeds	**$0**	**$4,235,000**
	$0 100%	**$5,000,000 100%**

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The Company can establish a market presence with minimal leased space and no additional research and development. Thus, prioritized expenses include, equipment, supplies and web development. Small amounts of advertising in key markets would supplement the web development.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. **N/A**
(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. **N/A**
(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.
(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Monies owed to officers may be called upon during the funding period.

11.

Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. **N/A**

12.

Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months.

Capitalization

13.

Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
		As Adjusted	
	As of August 3, 2010	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$280,733	$355,733	$280,733
Short-term debt (average interest rate 0%)	$0	$0	$0
Total Debt	$280,733	$375,733	$280,733
Stockholders equity (deficit):	($266,015)	($375,000)	$2,434,667
Preferred stock $0.000001 par or stated value (by class of preferred in order of preferences)	Series A: $0.000001 Series B: $0.000001		
Common stock $0.000001 par or stated value	900,165,210 issued	900,165,210 issued	1,900,165,210 issued
Additional paid in capital	$907,572	$907,572	$5,907,567
Retained earnings (deficit)	($1,173,589)	($1,173,589)	NA
Total stockholders equity (deficit)	($266,015)	($375,000)	$2,434,667
Total Capitalization	($266,015)	($375,000)	$2,434,667

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
One share of Series A Preferred	1	$0.000001
50 million shares of Series B Preferred	50,000,000	$0.000001
5 million shares of Series C Preferred	none	$0.000001

Number of common shares authorized: **2 billion shares. Par or stated value per share, if any: $$0.000001**

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **0 shares**.

Description of Securities

14\.

The securities being offered hereby are:

[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________
[ ] Other: ____

15\.

These securities have:

Yes No
[ ] **[x] Cumulative voting rights**
[ ] **[x] Other special voting rights**
[ ] **[x] Preemptive rights to purchase in new issues of shares**
[ ] **[x] Preference as to dividends or interest**
[ ] **[x] Preference upon liquidation**
[ ] **[x] Other special rights or preferences** (specify): ____________________

Explain:

16\.

Are the securities convertible? [ ] Yes **[x] No**
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17.

(a) If securities are notes or other types of debt securities: **N/A**

(1) What is the interest rate?_______%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date?____/____/____
If serial maturity dates, describe: ____________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____________________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ____________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ___________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. **N/A**

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows. **N/A**

18.

If securities are Preference or Preferred stock: **N/A**
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19.

If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: **None**

20.

Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): **$ 0**

Plan of Distribution

21.

The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: Mark Astrom
Address: 2202 N. West Shore Blvd., Suite 200 Tampa, FL 33607
Telephone No.: (904) 562-2009

22.

Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company and its officer, Mark Astrom, will attempt to place the shares offered herein at a price of $0.005 per share. In that event, no commissions will be paid. The Company may, however, retain various broker/dealers to act as agents to sell shares. A commission of up to ten percent (10%) will be paid for each sale made by a broker dealer.

23.

Describe any material relationships between any of the selling agents or finders and the Company or its management. **N/A**

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24.

If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Mark Astrom
Address: 2202 N. West Shore Blvd.
Suite 200, Tampa, FL 33607
Telephone No.: (904) 562-2009

25.

If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: **N/A**

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[ ] No

26.

(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: **N/A**
(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: **N/A**

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[ ] No

27.

Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: **N/A**

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

Dividends, Distributions and Redemptions

28.

If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: **N/A**

Officers and Key Personnel of the Company

29.

Chief Executive Officer: Mark Astrom
3045 NW 79th Ave Rd, Ocala, FL 34482
Gettysburg College, BA Economics & Studio Arts
New Screen Television: Founder & President

Also a Director of the Company **[x] Yes** [ ] No

30.

Chief Operating Officer: Mark Astrom
3045 NW 79th Ave Rd, Ocala, FL 34482
Gettysburg College, BA Economics & Studio Arts
New Screen Television: Founder & President

31.

Chief Financial Officer: Mark Astrom
3045 NW 79th Ave Rd, Ocala, FL 34482
Gettysburg College, BA Economics & Studio Arts
New Screen Television: Founder & President

32.

Other Key Personnel: **N/A**

(a) Name:____ Age: ______________

Title:______________________________

Office Street Address: ______________________Telephone No.: ( ) _______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(b) Name:____________________________________ Age: _____________

Title:___________________________

Office Street Address: ______________________Telephone No.: ( ) _______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Directors of the Company

33.

Number of Directors: **One**. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: **Directors are elected annually.**

34.

Information concerning outside or other Directors (i.e. those not described above): **N/A**

(a) Name:____________________________________ Age: _____________

Title:___________________________

Office Street Address: ______________________Telephone No.: ( ) _______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(b) Name:______________________________________ Age: ______________

Title:_____________________________

Office Street Address: _______________________Telephone No.: ( ) ________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35.

(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [ ] Yes **[x] No** Explain: **The Officers and Directors of the Company have not worked for or managed a company of the same business as the Company. This is a new venture based upon the Executive's accumulated knowledge and experience in other ventures.**

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

36.

If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

In January 2007, the Company was placed into receivership. The Court appointed Brian Goldenberg as the receiver pursuant to which he elected Mark Rentschler the Company's sole officer and director. In March 2008, Avenue Exchange Corp. was formed in Delaware for the purpose of re-domiciling the Company from Florida to the state of Delaware and effectuating a name change, both of which became effective in March 2008. Prior thereto, the Company's name was Mutual Exchange Corporation, Inc.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

Principal Stockholders

37.

Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

(1) **Series A Preferred Stock: One share issued and outstanding, all of which are owned by Black Box Broadcasting Corporation, Inc. ("BBBC"), a corporation wholly owned by Mark Astrom, president of the Company.**

(2) **Series B Preferred Stock: 303,849 shares issued and outstanding owned by: (i) Anetka Sliwa - 20,000 shares; (ii) Corenna Roy - 20,000 shares; (iii) Financial Providence Services Corp. - 64,157 shares; (iv) Fordee Management Company - 50,000 shares; (v) Javan King - 50,000 shares; (vi) Jefferson Mesidor - 42,846 shares; and (vii) Robert Johnson - 42,846; (viii) Financial Providence Services Corp. – 14,000 shares.**

(3) **Common Stock: 900,165,210 shares issued and outstanding, of which 500,000,000 shares are owned by BBBC and 400,000,000 shares are owned by Mark Astrom**

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Mark Astrom	-	900,000,000	99%	900,000,000	48%

Office Street Address: 2202 N. West Shore BLVD #200, Tampa, FL 33607					
Telephone No. (904)562-2009					
Principal occupation: Digital Imaging					

38.

Number of shares beneficially owned by Officers and Directors as a group:

Before offering: **900,000,000 shares (99 % of total outstanding)**
After offering:

a) Assuming minimum securities sold: 900,000,000 shares (99 % of total outstanding)

b) Assuming maximum securities sold: 900,000,000 shares (48% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

Management Relationships, Transactions and Remuneration

39.

(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. **N/A**

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company owes approximately $293,000 to Mark Astrom. The debt is due on demand and does not carry interest.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

40.

(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	**$100,000 (deferred, no payment made to date)**	**N/A**
Chief Operating Officer	**N/A**	**N/A**
Chief Accounting Officer	**N/A**	**N/A**
Key Personnel:	**N/A**	**N/A**
Others:	**N/A**	**N/A**
Total:	**$100,000 (deferred, no payment made to date)**	**N/A**
Directors as a group (number of persons-1)	**N/A**	**N/A**

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

(c) If any employment agreements exist or are contemplated, describe:

Mark Astrom has an employment agreement at the annual salary of $100,000.

41.

(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: **N/A**

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares. **N/A**

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. **N/A**

42.

If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company's business model allows any employee to be replaced and not affect the business other than the time required for the new employee to be caught up to date.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

Litigation

43.

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. **N/A**

Federal Tax Aspects

44.

If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor: **John Tanner**
Address: **One Turnberry Place, 19495 Biscayne Blvd. Suite 705, Aventura FL 33180**
Telephone No. **(305) 937-0116**

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

Miscellaneous Factors

45.

Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **N/A**

Financial Statements

46.

Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Financial statements are attached hereto.

Management's Discussion and Analysis of Certain Relevant Factors

47.

If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The company has been in a research and development phase for the preceding two years. Loses were to be expected before the execution of the business plan.

48.

Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company's revenues have declined in recent history due to a shift in the Company's business model. In 2009, the Company's management observed trends in the market that would allow the Company to become profitable in the future. Therefore, the Company started its transition into a new business model which the Company's management and board believe will allow the Company to be profitable for the years to come.

49.

If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: **N/A**. What is the anticipated gross margin for next year of operations? Approximately **N/A**. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company's gross margin is derived from the volume of the products sold. The Company's first revenues are projected to produce margins of 30-35%.

50.

Foreign sales as a percent of total sales for last fiscal year: **N/A**. Domestic government sales as a percent of total domestic sales for last fiscal year: **N/A**. Explain the nature of these sales, including any anticipated changes:

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

AVENUE EXCHANGE CORP.
BALANCE SHEETS
(UNAUDITED)

	December 31, 2009	December 31, 2008
ASSETS		
Current Asset		
Cash	$ -	$ 2,851
Total Current Assets	-	2,851
Other Assets		
Investment in Space Port	1,200	-
Total Assets	$ 1,200	$ 2,851
LIABILITIES AND STOCKHOLDERS' (DEFICIT)		
Current Liabilites		
Related Party Payable	$ 293,859	$ 179,368
Total Liabilites	293,859	179,368
Stockholders' Deficit		
Series A Preferred stock, $0.000001 par value, 1 share authorized, 1 and 0 share issued and outstanding at December 31, 2009 and 2008	-	-
Series B preferred stock, $0.000001 par value, 50,000,000 shares authorized, 0 shares authorized, issued and outstanding at December 31, 2009 and 2008	-	-
Series C preferred stock, $0.000001 par value, 5,000,000 shares authorized, 0 and 5,000,000 shares issued and outstanding at December 31, 2009 and 2008	-	5
Common stock, $0.000001 par value, 2,000,000,000 and 500,000,000 shares authorized, 1,965,142 and 5,142 shares issued and outstanding at December 31, 2009 and 2008	2	-
Additional Paid in Capital	72,198	65,995
Accumulated Deficit	(364,859)	(242,517)
Total Stockholders' Deficit	(292,659)	(176,517)
Total Liabilities and Stockholders' Deficit	$ 1,200	$ 2,851

-

AVENUE EXCHANGE CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Year Ended December 31,	
	2009	2008
Net Sales	$ -	$ -
Cost of Sales	-	-
Gross Profit (Loss)	-	-
Operating Expenses		
Board Compensation	82,000	24,000
Consulting/Management Fees	31,700	62,700
Investor Relations	4,908	-
Legal	2,610	5,485
Other Operating Expenses	1,124	1,383
Total Operating Expenses	122,342	93,568
Loss from Continuing Operations	(122,342)	(93,568)
Interest Expense	0	0
Net Loss Before Income Taxes	(122,342)	(93,568)
Provision for Income Taxes	-	-
Net Loss	$ (122,342)	$ (93,568)
Loss Per Common Share Basic and Diluted	$ (0.73)	$ (30.74)
Weighted-Average Shares Used to Compute: Basic and Diluted Loss Per Share	167,115	3,044

AVENUE EXCHANGE CORP.
STATEMENT OF CASH FLOWS
(UNAUDITED)

	Year End December 31, 2009	Year End December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (122,342)	$ (93,568)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Issuance of Common Stock for services	5,000	36,000
NET CASH USED IN OPERATING ACTIVITES	(117,342)	(57,568)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Related Party Payable	114,491	60,419
NET CASH PROVIDED BY FINANCING ACTIVITIES	114,491	60,419
(DECREASE) INCREASE IN CASH	(2,851)	2,851
CASH - BEGINNING OF PERIOD	2,851	-
CASH - END OF PERIOD	$ -	$ 2,851

AVENUE EXCHANGE CORP.
STATEMENTS OF STOCKHOLDERS' DEFICIENCY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008
(UNAUDITED)

	Preferred Stock Series A		Preferred Stock Series B		Preferred Stock Series C		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at January 1, 2007										(18,891)	(18,891)
The Court awarded 100 million preferred shares for compensation of $30k by Mark Rentschler, the certificate was made out to Charette Corporation, Inc.	100,000,000	100					-	-	29,900		30,000
Transfer of Common stock after award by court							142	-	-		-
										(130,058)	(130,058)
Balance at January 1, 2008	100,000,000	$ 100					142	$ -	$ 29,900	$ (148,949)	$ (118,949)
Issuance of Common Stock for							3,000	-	12,000	-	12,000
Mutual Exchange re-domiciled to DE where the 100 million Preferred	(100,000,000)	(100)			5,000,000	5			95		-
Issuance of Common Stock for							2,000	-	24,000	-	24,000
Net loss										(93,568)	(93,568)
Balance at December 31, 2008	-	-	-	-	5,000,000	5	5,142	-	65,995	(242,517)	(176,517)
Issued to Black Box Broadcasting for $5k per employment agreement							1,000,000	1	4,999		5,000
1 Share of Series A issued in	1	-			(5,000,000)	(5)			5		-
Issued 960,000 shares of Common Stock for the purchase of a business plan							960,000	1	1,199		1,200
Net loss										(122,342)	(122,342)
Balance at December 31, 2009	1	-	-	-	-	-	1,965,142	2	72,198	(364,859)	(292,659)

AVENUE EXCHANGE CORP.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

(UNAUDITED)

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Avenue Exchange Corp., (the "Company") was incorporated in the State of Florida in 1990. The Company re-domiciled to Delaware in 2008 to develop and market digital printing services to consumers. The Company plans to market its products to customers nationally through a network of web sites and sales representatives. The Company's corporate offices are located in Tampa, Florida.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at a financial institution that is insured by the Federal Deposit Insurance Corporation up to $250,000.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Income Taxes
The Company accounts for income taxes pursuant to the provisions of the Accounting Standards Codification 740, Accounting for Income Taxes, which requires an asset and liability approach to calculate deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Subsequent Events
These financial statements were approved by management and available for issuance on July 21, 2010. Management has evaluated subsequent events through this date.

2 - GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred net losses and negative cash flows from operating activities for the years ended December 31, 2009 and 2008, and has an accumulated deficit of $364,859 as of December 31, 2009. The Company has relied upon cash from its officer to fund its ongoing operations as it has not been able to generate sufficient cash from its operating activities. These factors create an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3 - RELATED PARTY PAYABLE

The Company has entered into various loans with its officer to fund operations. These loans are noninterest-bearing with no specific terms and are due on demand.

4 - EQUITY TRANSACTIONS

Preferred Stock
During 2008, 100 million preferred shares were converted into 5 million shares of Series C Preferred upon re-domiciling from Florida to Delaware.

Preferred Stock Series A
The rights and preferences of the Company's Series A Preferred stock are identified below:

- Authorized share is 1
- The share of Series A Preferred Stock shall have the voting rights equal to 75% of the number of shares of Common Stock, plus the total number of shares of Series B Preferred Stock, issued and outstanding at the time of any vote of shareholders, divided by the number of shares of Series A Preferred Stock which are issued and outstanding at the time of the vote.
- The share of Series A Preferred Stock shall be convertible into the number of shares of Common Stock which equals 75% of the total number of shares of Common Stock, plus the total number of shares of Series B Preferred Stock, which are issued and outstanding at the time of conversion, divided by the total number of shares of Series A Preferred Stock at the time of conversion.
- Par value of $0.000001

During 2009, 5 million Series C Preferred shares were converted into 1 share of Series A Preferred.

Common Stock
During 2008, the Company issued 5,000 shares of common stock, to Charette Corporation, Inc., related party, for $36,000 in services.

During 2009, the Company issued 1 million shares of common stock to Black Box Broadcasting Corporation, Inc., related party, for $5,000 in services, 800 thousand shares of common stock to Mark Astrom in exchange for one million shares of Space Port CA Trust, and 160 thousand shares of common stock to third parties in exchange for 1,200,000 shares of Space Port, valued at $1,200.

Effective November 4, 2009, the Company implemented a 20:1 reverse common stock split (included in post split amounts).

5 - INCOME TAX

Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carry forwards. Deferred income taxes represent the future tax consequences of those differences that will either be taxable or deductible when the assets and liabilities are recovered or settled.

As of December 31, 2009 and 2008, the Company has fully reserved for its deferred tax assets due to the Company's uncertainty of utilizing these assets. Additionally, due to restrictions imposed by the Internal Revenue Code Section 382 regarding substantial changes in ownership of companies with loss carry-forwards, the utilization of the Company's net operating loss carry-forwards will likely be limited as a result of cumulative changes in stock ownership.

The Company has not recognized a deferred tax asset and, as a result, the change in stock ownership has not resulted in any changes to the valuation allowances.

Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

AVENUE EXCHANGE CORP.

NOTES TO FINANCIAL STATEMENTS

6 - SUBSEQUENT EVENTS

In January 2010, the Company subscribed for the issuance of 28,157 shares of its series B preferred stock for cash proceeds of $71,144.

Effective February 2, 2010, the Company implemented a 500:1 reverse common stock split. The effect of this reverse stock split has been retroactively reflected in these financial statements.

AVENUE EXCHANGE CORP.
BALANCE SHEETS
(UNAUDITED)

		June 30, 2010		December 31, 2009
ASSETS				
Current Asset				
Cash	$	13,518	$	-
Total Current Assets		13,518		-
Other Assets				
Investment in Space Port		1,200		1,200
Total Assets	$	14,718	$	1,200
LIABILITIES AND STOCKHOLDERS' (DEFICIT)				
Current Liabilites				
Related Party Payable	$	280,733	$	293,859
Total Liabilites		280,733		293,859
Stockholders' Deficit				
Series A Preferred stock, $0.000001 par value, 1 share authorized, 1 and 0 share issued and outstanding at June 30, 2010 and December 31, 2009		-		-
Series B preferred stock, $0.000001 par value, 50,000,000 shares authorized, 303,849 and 0 shares authorized issued and outstanding at June 30, 2010 and December 31, 2009		-		-
Series C preferred stock, $0.000001 par value, 5,000,000 shares authorized, 0 and 5,000,000 shares issued and outstanding at June 30, 2010 and December 31, 2009		-		-
Common stock, $0.000001 par value,2,000,000,000 shares authorized, 1,965,210 and 1,965,210 shares issued and outstanding at June 30, 2010 and December 31, 2009		2		2
Additional Paid in Capital		907,572		72,198
Accumulated Deficit		(1,173,589)		(364,859)
Total Stockholders' Deficit		(266,015)		(292,659)
Total Liabilities and Stockholders' Deficit	$	14,718	$	1,200

AVENUE EXCHANGE CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Six months ended June 30,		Three months ended June 30,	
	2010	2009	2010	2009
Net Sales	$ -	$ -	$ -	$ -
Cost of Sales	-	-	-	-
Gross Profit (Loss)	-	-	-	-
Operating Expenses				
Board Compensation	-	12,000	-	6,000
Consulting/Management Fees	777,580	13,350	6,675	6,675
Investor Relations	3,294	560	1,073	-
Legal	15,139	-	-	-
Other Operating Expenses	12,717	-	2,370	-
Total Operating Expenses	808,730	25,910	10,118	12,675
Loss from Continuing Operations	(808,730)	(25,910)	(10,118)	(12,675)
Interest Expense	-	-	-	-
Net Loss Before Income Taxes	(808,730)	(25,910)	(10,118)	(12,675)
Provision for Income Taxes	-	-	-	-
Net Loss	$ (808,730)	$ (25,910)	$ (10,118)	$ (12,675)
Loss Per Common Share Basic and Diluted	$ (0.41)	$ (5.04)	$ (0.01)	$ (2.46)
Weighted-Average Shares Used to Compute: Basic and Diluted Loss Per Share	1,965,210	5,142	1,965,210	5,142

AVENUE EXCHANGE CORP.
STATEMENT OF CASH FLOWS
(UNAUDITED)

	Six months ended June 30, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (808,730)	$ (25,910)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Issuance of stock for services	764,230	-
NET CASH USED IN OPERATING ACTIVITES	(44,500)	(25,910)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sale of stock for cash	71,144	-
Increase (decrease) from related party payable	(13,126)	23,750
NET CASH PROVIDED BY FINANCING ACTIVITIES	58,018	23,750
NET (DECREASE) INCREASE IN CASH	13,518	(2,160)
CASH - BEGINNING OF PERIOD	-	2,851
CASH - END OF PERIOD	$ 13,518	$ 691

AVENUE EXCHANGE CORP.

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED
JUNE 30, 2010 AND 2009

(UNAUDITED)

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Avenue Exchange Corp., (the "Company") was incorporated in the State of Florida in 1990. The Company re-domiciled to Delaware in 2008 to develop and market digital printing services to consumers. The Company plans to market its products to customers nationally through a network of web sites and sales representatives. The Company's corporate offices are located in Tampa, Florida.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Income Taxes
The Company accounts for income taxes pursuant to the provisions of the Accounting Standards Codification 740, Accounting for Income Taxes, which requires an asset and liability approach to calculate deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Subsequent Events
These financial statements were approved by management and available for issuance on July 21, 2010. Management has evaluated subsequent events through this date.

2 - GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred net losses and negative cash flows from operating activities for the years ended December 31, 2009 and 2008, and have an accumulated deficit of $1,173,589 as of June 30, 2010. The Company has relied upon cash from its officer to fund its ongoing operations as it has not been able to generate sufficient cash from its operating activities. These factors create an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3 - RELATED PARTY PAYABLE

The Company has entered into various loans with its officer to fund operations. These loans are noninterest-bearing with no specific terms and are due on demand.

4 - EQUITY TRANSACTIONS

Preferred Stock Series B

The rights and preferences of the Company's Series B Preferred stock are identified below:

- Authorized shares are 50,000,000
- The shares shall be convertible, at any time, or from time to time, into one share of the Corporation's common stock.
- The shares shall have one vote for any election or other vote placed before the shareholders of the Company.
- Par value of $0.000001

During February 2010, the Company issued 28,157 shares of series B preferred stock, to third parties for $71,144 for cash.

During February 2010, the Company issued 270,000 shares of series B preferred stock, to third parties for $750,000 in services.

During March 2010, the Company issued 5,692 shares of series B preferred stock, to third parties for $14,230 in services.

Common Stock

Effective February 2, 2010, the Company implemented a 500:1 reverse common stock split. The effect of this reverse stock split has been retroactively reflected in these financial statements.

6 - INCOME TAX

Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carry forwards. Deferred income taxes represent the future tax consequences of those differences that will either be taxable or deductible when the assets and liabilities are recovered or settled.

As of June 30, 2010 and December 31, 2009, the Company has fully reserved for its deferred tax assets due to the Company's uncertainty of utilizing these assets. Additionally, due to restrictions imposed by the Internal Revenue Code Section 382 regarding substantial changes in ownership of companies with loss carry-forwards, the utilization of the Company's net operating loss carry-forwards will likely be limited as a result of cumulative changes in stock ownership.

The Company has not recognized a deferred tax asset and, as a result, the change in stock ownership has not resulted in any changes to the valuation allowances.

Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

7 - SUBSEQUENT EVENTS

During July 2010, the Company issued 399,200,000 shares of common stock to Mark Astrom, related party, per anti-dilutive to reverse splits agreement, and 499,000,000 shares of common stock to Black Box Broadcasting Corporation, Inc., related party, per anti-dilutive to reverse splits agreement.

(3) Financial Statements of Businesses Acquired or to be Acquired.

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) (ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c)

(i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

N/A

(4) Pro Forma Financial Information.

a. Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);
   i. During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;
   ii. After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.
b. The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).
c. Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:
   i. If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or
   ii. If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

N/A

PART III - EXHIBIT

EXHIBIT NO.	IDENTIFICATION OF EXHIBIT
3.01	Articles of Incorporation - All-Pro Marketing, Inc., a Florida corporation July 11, 1990.
3.02	Articles of amendment to Articles of Incorporation of All-Pro Marketing, Inc. March 6, 1998.
3.03	Articles of amendment to Articles of Incorporation of All-Pro Sports Marketing, Inc June 12, 1998.
3.04	Articles of amendment to Articles of Incorporation of Mutual Exchange International, Inc. April 9, 2007.
3.05	Articles of amendment to Articles of Incorporation of Mutual Exchange International, Inc. Sept 27, 2007.
3.06	Certificate of Incorporation of Avenue Exchange Corp. dated March 5, 2008.
3.07	Certificate of Merger Mutual Exchange International, Inc. (a Florida corporation) and Avenue Exchange Corp. (a Delaware corporation) dated March 13, 2008.
3.08	Articles of amendment to Articles of Incorporation of Avenue Exchange Corp., October 30, 2009.
3.09	Certificate of designation to Articles of Incorporation of Avenue Exchange Corp., October 30, 2009.
3.10	Certificate of designation to Articles of Incorporation of Avenue Exchange Corp., October 30, 2009.
3.11	Articles of amendment to Articles of Incorporation of Avenue Exchange Corp., February 2, 2010
3.12	By-Laws: Amended and Restated, July 8, 2008
4.01	Subscription Agreement
6.01	Management Contract, February 2, 2010.
11.1	Opinion of Counsel, August 13, 2010.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____

(Underwriter) **N/A**

(1) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

To be filed with Amendment

(2) *Sales Material* — Any material required to be filed by virtue of Rule 256.
(3) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.
(4) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.
(5) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

Signatures

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ocala, State of Florida, on August 16, 2010.

Issuer:

By: 
Name: Mark Astrom
Title: President

By: 
Name: Mark Astrom
Title: Chief Executive Officer

By: 
Name: Mark Astrom
Title: Chief Financial Officer

By: 
Name: Mark Astrom
Title: Director and Majority of Board of Directors

AVENUE EXCHANGE CORP.

Exhibit: 3.01 Articles of Incorporation
All-Pro Marketing, Inc., a Florida corporation July 11, 1990.

Pages (4)

ARTICLES OF INCORPORATION
OF
All-Pro Marketing, Inc

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned incorporator being a natural person of the age of 18 years or more and desiring to form a body corporate under the laws of the State of Florida does hereby sign, verify and delivery in duplicate to the Secretary of State of Florida these Articles of Incorporation:

ARTICLE I

NAME

The name of the corporation shall be: All-Pro Marketing, Inc.

ARTICLE II

PERIOD OF DURATION

The corporation shall exist in perpetuity, from and after the date of the filing of the Articles of Incorporation with the Secretary of State of Florida unless dissolved according to law.

ARTICLE III

PURPOSES

The corporation is organized for the purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Florida.

ARTICLE IV

CAPITAL STOCK

1. Authorized Stock. The total number of shares which the corporation shall have authority to issue is 100 shares of common stock, and the par value of each such share is $ .001 per share.

2. Voting Rights; No Cumulative Voting. Each outstanding share of Common Stock shall be entitled to one vote and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders.

(BLUE1:ARTICLES.1/CJH)

3. Denial of Preemptive Rights. No holder of any shares of the corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the corporation, including shares or securities held in the treasury of the corporation.

ARTICLE V

RIGHT OF DIRECTORS TO CONTRACT WITH CORPORATION

No contract or other transaction between the corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of the corporation's directors are directors or officers or are financially interested shall be either void or voidable solely because of such relationship or interest or solely because such directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose if:

(a) The material facts as to such relationship or interest and as to the contract or transaction are disclosed or known to the Board of Directors or committee, and the Board or committee in good faith, authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; or

(b) The material facts as to such relationship or interest and as to the contract or transaction are disclosed or known to the shareholders entitled to vote thereon, and they authorize, approve or ratify in good faith such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

ARTICLE VI

LIMITATION OF LIABILITY OF DIRECTORS

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Florida General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Florida General Corporation Law is amended after the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Florida General Corporation Law, as so amended.

ARTICLE VII

AMENDMENTS

The corporation reserves the right to amend its Articles of Incorporation from time to time in accordance with the General Corporation Law of Florida.

ARTICLE VIII

ADOPTION AND AMENDMENT OF BY-LAWS

The initial By-Laws of the corporation shall be adopted by the incorporator. The power of alter or amend or repeal of the By-Laws or adoption of new By-Laws shall be vested in the Board of Directors. The By-Laws may contain provisions for the regulation and management of the affairs of the corporation unless inconsistent with the law of these Articles of Incorporation.

ARTICLE IX

REGISTERED OFFICE AND REGISTERED AGENT

The address of the initial registered office of the corporation is 14021 Shady Shores Drive County of Hillsborough, Tampa, FL 33613, and the name of the initial registered agent

The Principal office is the same as the registered office.

at such address is Pamela J. Wilkinson. Either the registered office or the registered agent may be changed in the manner provided by law. I hereby am familiar with and accept the duties and responsibilities as registered agent for said corporation.

ARTICLE X

BOARD OF DIRECTORS

The number of directors of the corporation shall be fixed by the By-Laws of the corporation. The initial directors of the corporation shall be elected by the incorporator and they shall serve until the first annual meeting of the stockholders or until their successors are duly elected and qualified.

ARTICLE XI

INCORPORATOR

The name and address of the incorporator is as follows:

Name	ADDRESS
Pamela J. Wilkinson	14021 Shady Shores Drive Tampa, FL 33613

The undersigned, being the incorporator named hereinbefore, for the purposes of forming a corporation pursuant to the General Corporation Law of the State of Florida does make this certificate, hereby declaring and certifying that this is his act and deed and the facts herein stated are true, and, accordingly, has hereunto set his hand this 11th day of July, 1990.

Notary Public, State of Florida
My Commission Expires Apr. 11, 1992

7/11/90

AVENUE EXCHANGE CORP.

Exhibit: 3.02 Amendment
Articles of Amendment to Articles of Incorporation of
All-Pro Marketing, Inc. March 6, 1998.

Pages (3)

ARTICLES OF AMENDMENT TO ALL-PRO MARKETING, INC.

THE UNDERSIGNED, being the sole director and president of All-Pro Marketing, Inc., does hereby amend the Articles of Incorporation of All-Pro Marketing, Inc. as follows:

ARTICLE I
CORPORATE NAME

The name of the Corporation shall be All-Pro Sports Marketing, Inc.

ARTICLE II
PURPOSE

The Corporation shall be organized for any and all purposes authorized under the laws of the state of Florida.

ARTICLE III
PERIOD OF EXISTENCE

The period during which the Corporation shall continue is perpetual.

ARTICLE IV
SHARES

The capital stock of this corporation shall consist of 50,000,000 shares of common stock, $.001 par value.

ARTICLE V
PLACE OF BUSINESS

The address of the principal place of business of this corporation in the State of Florida shall be 200 East Robinson Street, Suite 450, Orlando, FL 32801. The Board of Directors may at any time and from time to time move the principal office of this corporation.

ARTICLE VI
DIRECTORS AND OFFICERS

The business of this corporation shall be managed by its Board of Directors. The number of such directors shall be not be less than one (1) and, subject to such minimum may be increased or decreased from time to time in the manner provided in the By-Laws.

ARTICLE VII
DENIAL OF PREEMPTIVE RIGHTS

No shareholder shall have any right to acquire shares or other securities of the Corporation except to the extent such right may be granted by an amendment to these Articles of Incorporation or by a resolution of the board of Directors.

ARTICLE VIII
AMENDMENT OF BYLAWS

Anything in these Articles of Incorporation, the Bylaws, or the Florida Corporation Act notwithstanding, bylaws shall not be adopted, modified, amended or repealed by the shareholders of the Corporation except upon the affirmative vote of a simple majority vote of the holders of all the issued and outstanding shares of the corporation entitled to vote thereon.

ARTICLE IX
SHAREHOLDERS

9. l. Inspection of Books. The board of directors shall make reasonable rules to determine at what times and places and under what conditions the books of the Corporation shall be open to inspection by shareholders or a duly appointed representative of a shareholder.

9.2. Control Share Acquisition. The provisions relating to any control share acquisition as contained in Florida Statutes now, or hereinafter amended, and any successor provision shall not apply to the Corporation.

9.3. Quorum. The holders of shares entitled to one-third of the votes at a meeting of shareholder's shall constitute a quorum.

9.4. Required Vote. Acts of shareholders shall require the approval of holders of 50.01% of the outstanding votes of shareholders.

ARTICLE X
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its By-Laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this corporation against any contingency or peril as may be determined to be in the best interests of this corporation, and in conjunction therewith, to procure, at this corporation's expense, policies of insurance.

ARTICLE XI
CONTRACTS

No contract or other transaction between this corporation and any person, firm or corporation shall be affected by the fact that any officer or director of this corporation is such other party or is, or at some time in the future becomes, an officer, director or partner of such other contracting party, or has now or hereafter a direct or indirect interest in such contract.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on March 6, 1998 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation this on March 6, 1998.



Pamela J. Wilkinson, Sole Director

The foregoing instrument was acknowledged before me on March 6, 1998, by Pamela J. Wilkinson, who is personally known to me.



Notary Public

My commission expires:



NICOLE JOHNSON
My Comm Exp. 3/05/2001
Bonded By Service Ins
No. CC627059
[✓] Personally Known [ ] Other I.D.

F:\Data\Clients\PROGRESS\allpro.amend.wpd

AVENUE EXCHANGE CORP.

Exhibit: 3.03 Amendment
Articles of amendment to Articles of Incorporation of All-Pro Sports Marketing, Inc. June 12, 1998.

Pages (3)

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF

ALL-PRO SPORTS MARKETING, INC.
(present name)

Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment adopted: *(indicate article number (s) being amended, added or deleted)*

Article Number One shall be amended as follows:

The name of the corporation shall be changed from All-Pro Sports Marketing, Inc. to Mutual Exchange International, Inc.

This amendment was approved by the unanimous Joint Written Consent of the Shareholders of the Company.

SECOND: If an amendment provides for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself, are as follows:

THIRD: The date of each amendment's adoption: June 3, 1998.

FOURTH: Adoption of Amendment(s) (CHECK ONE)

X The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) was/were sufficient for approval.

___ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval by __________
________________."
(voting group)

___ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

___ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Signed this 3rd day of June, 1998

Signature Andrew J. Yurcho Secy
(By the Chairman or Vice-Chairman of the Board of Directors, President or other officer if adopted by the shareholders)

OR

(By a director if adopted by the directors)

OR

(By an incorporator if adopted by the incorporators)

Andrew J. Yurcho
Typed or printed name

Secretary
Title

AVENUE EXCHANGE CORP.

Exhibit: 3.04 Amendment
Articles of amendment to Articles of Incorporation of
Mutual Exchange International, Inc. April 9, 2007.

Pages (2)

FILED
SECRETARY OF STATE
DIVISION OF CORPORATIONS

2007 APR -9 PM 3:52

Articles of Amendment
to
Articles of Incorporation
of

MUTUAL EXCHANGE INTERNATIONAL, INC

(Name of corporation as currently filed with the Florida Dept. of State)

L94794

(Document number of corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

NEW CORPORATE NAME (if changing):

(Must contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or "Co.")
(A professional corporation must contain the word "chartered", "professional association," or the abbreviation "P.A.")

AMENDMENTS ADOPTED- (OTHER THAN NAME CHANGE) Indicate Article Number(s) and/or Article Title(s) being amended, added or deleted: (BE SPECIFIC)

Amendment to Article IV, please see attached.

(Attach additional pages if necessary)

If an amendment provides for exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself: (if not applicable, indicate N/A)

(continued)

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
MUTUAL EXCHANGE INTERNATIONAL, INC.

BRIAN GOLDENBERG certifies that:

1. He is duly appointed Receiver for MUTUAL EXCHANGE INTERNATIONAL, INC. and acting President, Secretary and Chairman of the Board of Directors, respectively,

2. ARTICLE IV of the Articles of Incorporation is amended to read as follows"

ARTICLE IV

This Corporation is authorized to issue two classes of stock, which shall be designated Common Stock and Preferred Stock, respectively. The total number of shares of Common Stock the Corporation is authorized to issue is Fifty Million (50,000,000) and the total number of shares of Preferred Stock the Corporation is authorized to issue is One Hundred Million (100,000,000). Preferred Stock may be issued from time to time in one or more series, and the Board of Directors of the Corporations is hereby authorized to determine the designation of any such series, and to fix the number of shares of any such series, and to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. The Board of Directors is also authorized, within the limits and restrictions stated in any resolution or resolutions of the board originally fixing the Preferred Stock, to increase or decrease (but not below the number of shares of such series then outstanding) the number of share of such series subsequent to the issue of shares of that series.

The holders of the Common Stock shall be entitled to one vote per share of Common Stock in the election of directors and upon each other matter coming before any vote of shareholders.

The holders of the Preferred Stock shall be entitled to one vote per share of Preferred Stock in the election of directors and upon each other matter coming before any vote of shareholders.

3 The forgoing amendment of Articles of incorporation has been duly approved by the Board of Directors.

We further declare under penalty of perjury under the laws of the State of Florida that the matter set forth in this certificate are true and Correct of our own knowledge.

Dated: March 30, 2007



By: Brian Goldenberg
Court Appointed Receiver, Acting President and Sole Member of the Board of Directors

AVENUE EXCHANGE CORP.

Exhibit: 3.05 Amendment
Articles of amendment to Articles of Incorporation of Mutual Exchange International, Inc. Sept 27, 2007.

Pages (4)

Articles of Amendment
to
Articles of Incorporation
of

MUTUAL EXCHANGE INTERNATIONAL, INC.

(Name of corporation as currently filed with the Florida Dept. of State)

L94794

(Document number of corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

NEW CORPORATE NAME (if changing):

(Must contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or "Co.")
(A professional corporation must contain the word "chartered", "professional association," or the abbreviation "P.A.")

AMENDMENTS ADOPTED- (OTHER THAN NAME CHANGE) Indicate Article Number(s) and/or Article Title(s) being amended, added or deleted: (BE SPECIFIC)

Amendment to Article IV, please see attached.

FILED
07 SEP 27 PM 4:42
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

(Attach additional pages if necessary)

If an amendment provides for exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself: (if not applicable, indicate N/A)

(continued)

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION OF

MUTUTAL EXCHANGE INTERNATIONAL, INC.

The undersigned, Mark Rentschler, hereby certify that:

1. He is the duly elected and acting President, Secretary, and Sole member of the Board of Directors, respectively, of Mutual Exchange International, Inc. a Florida corporation.

2. ARTICLE IV of the Articles of Incorporation is amended to read as follows"

ARTICLE IV

The total number of shares of stock which the Corporation shall have authority to issue is 600,000,000 of which 500,000,000 shares shall be designated common stock, with $.001 par value per share and 100,000,000 shares shall be designated as preferred stock, with $.001 par value per share.

Preferred Stock:

The Board of Directors of the Corporation is vested with the authority to determine and state the designations and preferences, limitations, relative rights and voting rights, if any, of each series by the adoption and filing in accordance with Florida Corporations Code, before the issuance of any shares of such series, of an amendment or amendments to this Certificate of incorporation determining the terms of such series, which amendment need not be approved by the stockholders or the holders of any class or series of shares except as provided by law. All shares of preferred stock of the same class shall be identical.

No share shall be issued without consideration being exchanged, and it shall thereafter be non-assessable.

The following is a description of each class of stock of the Corporation with preferences, conversion and other rights, restrictions, voting powers, limitations as to distributions, qualifications, and terms and conditions of redemption of each class:

FIRST: The Common Stock shall have voting rights such that each share of Common Stock duly authorized, issued and outstanding shall entitle its holder to one vote.

SECOND: Notwithstanding any provision of the Certificate of Incorporation to the contrary, the affirmative vote of a majority of all votes entitled to be cast on the matter shall be sufficient, valid and effective, after due authorization, approval or advice of such actions by the Board of Directors, as required by law, to approve and authorize the following acts of the Corporation:

(i) any amendment of this Certificate of Incorporation;

(ii) the merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation;

(iii) the sale, lease, exchange or other transfer of all, or substantially, all of the property and assets of the Corporation, including its goodwill and franchises;

(iv) the participation by the Corporation in share exchange (as defined in Florida Corporations Code); and

(v) the voluntary or involuntary liquidation, dissolution or winding-up of or the revocation of any such proceedings related to the Corporation.

THIRD:

The Preferred Stock is herby established as a series of Preferred Stock of the Corporation designated "Preferred Stock." The number of shares of this series of Preferred Stock shall be 100,000,000 shares, with $.001 par value. The Preferred shares shall have superiority voting rights equal to 100 votes per share. In the event that such votes do not total 51% all votes, than regardless of the provisions of this paragraph, in any such case, the votes cast by Preferred Stock shall be equal to 51% of all votes cast at any meeting of shareholders, or any issue put to the shareholders for voting and the Company may state that any such action was had by majority vote of all shareholders. Furthermore the holders of Preferred shares have the right to the majority of the Directors to the Board of the Company and to further amend the Articles of Incorporation to ensure the furtherance of the Company and its operations.

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors of this corporation.

The undersigned declare under penalty of perjury that the matters set forth in the forgoing certificate are true of his own knowledge.

Executed September 14th, 2007.



Mark Rentschler, President & Director



Mark Rentschler, Secretary

The date of each amendment(s) adoption: September 14th, 2007

Effective date if applicable: September 14th, 2007
(no more than 90 days after amendment file date)

Adoption of Amendment(s) **(CHECK ONE)**

☐ The amendment(s) was/were approved by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval by ______________________."
(voting group)

☒ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Signature ______________________
(By a director, president or other officer - if directors or officers have not been selected, by an incorporator - if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

MARK RENTSCHLER
(Typed or printed name of person signing)

President
(Title of person signing)

FILING FEE: $35

AVENUE EXCHANGE CORP.

Exhibit: 3.06 Certificate of Incorporation
Avenue Exchange Corp. dated March 5, 2008.

Pages (6)

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:43 PM 03/05/2008
FILED 04:43 PM 03/05/2008
SRV 080287299 - 4514884 FILE

CERTIFICATE OF INCORPORATION
OF
AVENUE EXCHANGE CORP.

ARTICLE I
NAME

The name of the corporation shall be AVENUE EXCHANGE CORP.

ARTICLE II
PERIOD OF DURATION

AVENUE EXCHANGE CORP. (the "*Corporation*") shall have perpetual existence.

ARTICLE III
REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 108 West 13th Street, City of Washington, New Castle County 19801. The name of the Corporation's registered agent at that address is Business Filings Incorporated. Either the registered office of the registered agent may be charged in the manner provided by law.

ARTICLE IV
PURPOSE

The purpose for which the Corporation is formed is to engage in and to transact any lawful business or businesses for which corporations may be incorporated pursuant to the Delaware General Corporation Law, including without limitation any lawful business or businesses similar to that of a holding company.

ARTICLE V
POWERS

In furtherance of the foregoing purposes the Corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred upon corporations organized under Delaware General Corporation Law, as amended. In addition, it may do everything necessary, suitable or proper toward the accomplishment of any corporate purpose.

ARTICLES VI
CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is 600,000,000 of which 500,000,000 shares shall be designated common stock, par value .000001 per share and 100,000,000 shares shall be designated as preferred stock. par value .000001.

Preferred Stock:

The Board of Directors of the Corporation is vested with the authority to determine and state the designations and preferences, limitations, relative rights and voting rights, if any, of each series by the adoption and filing in accordance with Delaware General Corporation Law, before the issuance of any shares of such series, of an amendment or amendments to this Certificate of incorporation determining the terms of such series, which amendment need not be approved by the stockholders or the holders of any class or series of shares except as provided by law. All shares of preferred stock of the same class shall be identical.

No share shall be issued without consideration being exchanged, and it shall thereafter be non-assessable.

The following is a description of each class of stock of the Corporation with preferences, conversion and other rights, restrictions, voting powers, limitations as to distributions, qualifications, and terms and conditions of redemption of each class:

FIRST: The Common Stock shall have voting rights such that each share of Common Stock duly authorized, issued and outstanding shall entitle its holder to one vote.

SECOND: Notwithstanding any provision of the Certificate of Incorporation to the contrary, the affirmative vote of a majority of all votes entitled to be cast on the matter shall be sufficient, valid and effective, after due authorization, approval or advice of such actions by the Board of Directors, as required by law, to approve and authorize the following acts of the Corporation:

(i) any amendment of this Certificate of Incorporation;

(ii) the merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation;

(iii) the sale, lease, exchange or other transfer of all, or substantially, all of the property and assets of the Corporation, including its goodwill and franchises;

(iv) the participation by the Corporation in share exchange (as defined in Delaware General Corporation Law); and

(v) the voluntary or involuntary liquidation, dissolution or winding-up of or the revocation of any such proceedings related to the Corporation.

THIRD:

The Preferred Stock is herby established as Series C Preferred Stock, designated "Series C Preferred Stock." The number of shares of Series C Preferred Stock shall be 5,000,000 shares, and have a par value .000001. The Series C Preferred Stock shares shall have superiority voting rights equal to 100 votes per share. In the event that such votes do not total 51% all votes, than regardless of the provisions of this paragraph, in any such case, the votes cast by Series C Preferred Stock shall be equal to 51% of all votes cast at any meeting of shareholders, or any issue put to the shareholders for voting and the Company may state that any such action was had by majority vote of all shareholders. Furthermore the holders of Series C Preferred shares have the right to the majority of the Directors to the Board of the Company and to further amend the Articles of Incorporation to ensure the furtherance of the Company and its operations.

ARTICLE VII
QUARUM PROTECTIVE PROVISIONS

Quorum. The presence in person or by proxy vote of the holders of record of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitles to vote thereat shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the Delaware General Corporation Law, by the Certificate of Incorporation or by the Corporation's By-Laws. If less than a quorum shall be in attendance at the time for which the meeting shall have been called, the meeting may be adjourned from time to time be a majority vote of the stockholders present or represented without any notice other than by announcement that the meeting, until a quorum shall attend. At any adjourned meeting at which a quorum shall attend, any business may be transacted which might have been transacted if the meeting had been held as originally called.

ARTICLE VIII
PREEMPTIVE RIGHTS

A shareholder of the Corporation shall not be entitled to a preemptive or preferential right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of stock of the Corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares, or any shares, bonds, notes, debentures, or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

ARTICLE IX
CUMULATIVE VOTING RIGHTS

The shareholders shall not be entitled to cumulative voting rights.

ARTICLE X
BOARD OF DIRECTORS

The Board of Directors shall consist of not less than one (1) and no more than nine (9) directors. Within the foregoing limits, the number of directors from time to time comprising the entire board of directors shall be fixed by or in the manner provided in the By-Laws.

(1) The Board of Directors shall have the power to authorize the issuance from time to time of the shares of stock of any class, whether now or hereafter authorized, or securities convertible into or exercisable for shares of its stock of any class of classes, including options, warrants or rights, whether now or hereafter authorized.

(2) The Board of Directors shall have the power, if authorized by the By-Laws, to designate by resolution or resolutions adopted by the majority of the Board of Directors, one or more committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in said resolutions or in the By-Laws of the Corporation and permitted by the Delaware General Corporation Law, shall have and may exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, and shall have power to authorize the seal of the Corporation to be affixed to all instruments and documents which may require it.

(3) If the By-Laws so provide, the Board of Directors shall have the power to hold its meetings, to have an office or offices and, subject to the provisions of Delaware General Corporate Law, to keep the books of the Corporation, outside of the State at such place or places as may from time to time be designated by it.

(4) The Board of Directors shall have the power to borrow or raise money, from time to time and without limit, and upon any terms, for any purpose; and, subject to the Delaware General Corporation Law, to authorize the creation, issuance, assumption or guaranty of bonds, notes or other evidences of indebtedness of moneys borrowed, to include therein necessary provisions such as redemption, conversion or otherwise, as the Board of Directors, in its sole discretion, may determine and to secure the payment of principle, interest or sinking fund in respect thereof by mortgage upon, or pledge or, or the conveyance or assignment in trust of, the whole or any part of the properties, assets and goodwill of the Corporation then owed or thereafter acquired.

(5) The Board of Directors shall have the power to adopt, amend and repeal the By-Laws of the Corporation.

The enumeration and definition of a particular power of the Board of Directors included in the foregoing shall in no way be limited or restricted by the reference to or inference from the terms of any other clause of this or any other article of this Certificate of Incorporation, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers conferred upon the Board of Directors under the laws of the State of Delaware now or hereafter in force.

ARTICLE XI
INDEMNIFICATION

The Corporation may:

(A) Indemnify anyone who was or is party or is threatened to be made party to any threatened, pending, or complete action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interest of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any such action, suit, or proceeding by judgment, order or settlement, or conviction or equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

(B) Indemnify any person who was or is party or is threatened to be made party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust or enterprise against expenses (including attorney fees) acting and reasonably incurred by him in connection with the defense or settlement of such actions or suit if he acted in good faith and in a manner he reasonably believed to be in the best interest of the Corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(C) Indemnify a director, officer, employee, fiduciary or agent of a corporation to the extent he has been successful on the merits in defense of any action, suit, or proceeding referred to in (A) or (B) of this Article XII or in defense of any claim, issue, or matter therein, against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (A) or (B) of this Article XI (unless ordered by a court) and as distinguished from (C) of this Article shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (A) or (B) above. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal councel in a written opinion, or by the shareholders.

Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay amount less it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article XI.

The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of status as such, whether or not the Corporation would have the power to indemnify him against such liability under provisions of this Article XI.

ARTICLE XII
TRANSACTIONS WITH INTERESTED PARTIES

No contract of other transaction between the Corporation and one (1) or more of its directors or any other Corporation, firm, association, or entity in which one (1) or more of its directors are directors or officers or are financial interested shall be either void or voided solely because of such relationship or interest, or solely because such directors are present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction, or solely because their votes are counted for such purposes if:

(A) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee that authorizes, approves, or ratifies the contract or transaction by vote or consent sufficient for the purpose without counting the votes or consents of such interest directors.

(B) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify contract or transaction by vote or written consent; or

(C) The contract or transaction is fair and reasonable to the Corporation.

Common or interested directors may be counted in determining the presence of a quorum, as herein previously defined, at a meeting of the Board of Directors or a committee thereof that authorizes, approves or ratifies such contract or transaction.

ARTICLE XIII
VOTING OF SHAREHOLDERS

Except as may be otherwise required by law, if a quorum is present, the affirmative vote of a majority of the outstanding shares represented at the meeting and entitled to vote thereon, or of any class or series, shall be the act of the shareholders on all matters except the election of directors. Directors shall be elected by plurality vote.

ARTICLE XIV
LIABILITIES OF DIRECTORS

To the maximum extent permitted by law, no director of the Corporation shall be personally liable for money damages to the Corporation or any of its stockholders for money damages for breach of fiduciary duty as a director.

ARTICLE XV
INCORPORATOR

The name and address of the incorporator is as follows:

Mark Rentschler
225 Bennett Ave.
Suite 6R
New York NY 10040

IN WITNESS WHEREOF, the incorporator has executed this Certificate on March 5, 2008.



Mark Rentschler

AVENUE EXCHANGE CORP.

Exhibit: 3.07 Certificate of Merger Mutual Exchange International, Inc. (a Florida corporation) and Avenue Exchange Corp. (a Delaware corporation) dated March 13, 2008.

Pages (2)

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"MUTUAL EXCHANGE INTERNATIONAL.", A FLORIDA CORPORATION,

WITH AND INTO "AVENUE EXCHANGE CORP." UNDER THE NAME OF "AVENUE EXCHANGE CORP.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE THIRTEENTH DAY OF MARCH, A.D. 2008, AT 1:43 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF MERGER IS THE THIRTY-FIRST DAY OF MARCH, A.D. 2008.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4514884 8100M

080313638


SECRETARY'S OFFICE
1793
DELAWARE
1855

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 6448976

DATE: 03-13-08

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:43 PM 03/13/2008
FILED 01:43 PM 03/13/2008
SRV 080313638 - 4514884 FILE

CERTIFICATE OF MERGER OF
MUTUAL EXCHANGE INTERNATIONAL.
(a Florida corporation)
and
AVENUE EXCHANGE CORP.
(a Delaware corporation)

Pursuant to the provisions of Sections 252 of Delaware General Corporation Law, the foreign corporation and the domestic corporation herein named do hereby adopt the following Certificate of Merger.

1. MUTUAL EXCHANGE INTERNATIONAL., a Florida corporation formed on July 16,1990 is merging with AVENUE EXCHANGE CORP., a Delaware Corporation, such that AVENUE EXCHANGE CORP., a Delaware Corporation shall be the Surviving Corporation.

2. An Agreement of Merger (also called "Plan of Merger") has been approved, adopted, certified, executed and acknowledged by the Board of Directors and majority shareholders of both the Merged Corporation and the Surviving Corporation.

3. The name of the surviving corporation is AVENUE EXCHANGE CORP., a Delaware corporation.

4. The Certificate of Incorporation of the Surviving Corporation shall be its Certificate of Incorporation. Each Ten (10) shares of the issued and outstanding shares of the common stock of the Non-Surviving Corporation immediately before the effective time and date of the merger shall be converted into one share of the common stock of the Surviving Corporation, without further action required of the stockholders. Each One (1) share of the issued and outstanding shares of the preferred stock of the Non-Surviving Corporation immediately before the effective time and date of the merger shall be converted into one share of the preferred stock of the Surviving Corporation, without further action required of the stockholders.

5. An executed copy of the Agreement of Merger is on file an the principal office of the surviving corporation at 1 N.E. 1st Ave, Suite 306, Ocala, FL 34470 and such executed Agreement of Merger or a copy thereof will be furnished by the surviving corporation, on request and without cost, to any stockholder of either the Surviving Corporation or the non-surviving corporation.

6. The merger of the Merged Corporation with and into the Surviving Corporation is permitted by the laws of the jurisdiction of organization of the Merged Corporation and has been authorized in compliance with said laws, by which the Merged Corporation is governed.

7. The total authorized capital stock of the non surviving corporation (MUTUAL EXCHANGE INTERNATIONAL., Florida) is Six Hundred and Million Shares (600,000,000) comprised of Five Hundred Million (500,000,000) common shares. $.001 par value and One Hundred Million (100,000,000) preferred shares, $.001 par value. The Agreement of Merger was approved by a vote of 96.953% of all shares of stock entitled to vote, which vote is sufficient for the approval of the Agreement of Merger.

8. The Agreement of Merger was approved by written consent of the sole stockholder of the Surviving Corporation and by the Board of Directors of the Surviving Corporation pursuant to the provisions of Section 252, which incorporate Section 251 of the Delaware General Corporation Law.

9. The merger herein provided for shall become effective in the State of Delaware on March 31, 2008.

Executed March 6, 2008

AVENUE EXCHANGE CORP.,
a Delaware corporation
By: 
MARK RENTSCHLER, PRESIDENT

AVENUE EXCHANGE CORP.

Exhibit: 3.08 Articles of Amendment
to Articles of Incorporation of Avenue Exchange Corp., October 30, 2009.

Pages (3)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "AVENUE EXCHANGE CORP.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF OCTOBER, A.D. 2009, AT 6:50 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF AMENDMENT IS THE FOURTH DAY OF NOVEMBER, A.D. 2009.

4514884 8100

090980879


SECRETARY'S OFFICE
DELAWARE



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 7617178

DATE: 11-02-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:50 PM 10/30/2009
FILED 06:50 PM 10/30/2009
SRV 090980879 - 4514884 FILE

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION, AS AMENDED,
OF
AVENUE EXCHANGE CORP.

Avenue Exchange Corp. filed a Certificate of Incorporation with the Secretary of State of Delaware on March 5, 2008. A Certificate of Designation was filed on October 30th, 2009 concurrent with this Amendment to the Certificate of Incorporation, as amended, which follows:

It is hereby certified that:

1. The name of the corporation is Avenue Exchange Corp. (the "Corporation").

2. The Certificate of Incorporation, as amended, is hereby amended by deleting Article VI in its entirety and inserting the following in lieu thereof:

ARTICLE VI
CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is: two billion, fifty million and one (2,050,000,001) shares, consisting of two billion (2,000,000,000) shares of common stock, par value $0.000001 per share and a class of fifty million and one share (50,000,001) shares of preferred stock, par value $0.000001 per share.

Each twenty (20) shares of Common Stock outstanding on the effective date, shall be deemed to be one (1) share of Common Stock of the Corporation, par value $0.000001 per share. There shall be no fractional shares. Odd lots shall be rounded up.

(A) Common Stock. Each holder of record of common stock shall have the right to one vote for each share of common stock registered in their name on the books of the Corporation on all matters submitted to a vote of stockholders except as the right to exercise such vote may be limited by the provisions of this Certificate of Incorporation or of any class or series of preferred stock established hereunder. The holders of common stock shall be entitled to such dividends as may be declared by the Board of Directors from time to time, provided that required dividends, if any, on the preferred stock have been paid or provided for. In the event of the liquidation, dissolution, or winding up, whether voluntary or involuntary of the Corporation, the assets and funds of the Corporation available for distribution to stockholders, and remaining after the payment to holders of preferred stock of the amounts (if any) to which they are entitled, shall be divided and paid to the holders of the common stock according to their respective shares.

(B) Preferred Stock. The preferred stock shall be issued in series. The Board of Directors is authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series. The Board of Directors shall have the authority to determine the number of shares that will comprise each series. For each series, the Board of Directors shall determine, by resolutions or resolution adopted prior to the issuance of any shares thereof, the designations, powers, preferences, limitations and relative or other rights thereof, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

(i) The rate and manner of payment of dividends, if any;

(ii) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(iii) The amount payable for shares in the event of liquidation, dissolution or other winding up of the Corporation;

(iv) Sinking fund provisions, if any, for the redemption or purchase of shares;

(v) The terms and conditions, if any, on which shares may be converted or exchanged;

(vi) Voting rights, if any; and

(vii) Any other rights and preferences of such shares, to the full extent now or hereafter permitted by the General Corporation Law of the State of Delaware.

Additionally, the Certificate of Incorporation, as amended, is hereby amended by deleting the title under Article VII in its entirety and inserting the following:

QUORUM PROTECTIVE PROVISIONS

3. That pursuant to Section 228 of the General Corporation Law of the State of Delaware, a consent setting forth resolutions approving the amendments set forth above was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted.

4. That this Certificate of Amendment of the Certificate of Incorporation, as amended, was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. The effective date shall be November 4th, 2009.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 29th day of October, 2009.

By: 
Authorized Officer

Title: President, Chief Executive Officer and Chairman of the Board
Name: Mark Astrom

AVENUE EXCHANGE CORP.

Exhibit: 3.09 Certificate of designation
Articles of Incorporation of Avenue Exchange Corp., October 30, 2009.

Pages (6)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "AVENUE EXCHANGE CORP.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF OCTOBER, A.D. 2009, AT 6:52 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF DESIGNATION IS THE FOURTH DAY OF NOVEMBER, A.D. 2009.

4514884 8100

090981563


SECRETARY'S OFFICE
1793 DELAWARE 1855



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 7618421

DATE: 11-03-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:52 PM 10/30/2009
FILED 06:52 PM 10/30/2009
SRV 090981563 - 4514884 FILE

AVENUE EXCHANGE CORP.
CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES A PREFERRED STOCK

PURSUANT TO SECTION 151 OF THE
DELAWARE GENERAL CORPORATION LAW

The undersigned, President and Chief Executive Officer, hereby certifies that:

Section 1. He is the President and Chief Executive Officer, of Avenue Exchange Corp., a Delaware corporation (the "Corporation").

Section 2. The Corporation is authorized to issue 50,000,001 shares of preferred stock; and

Section 3. The following resolutions were duly adopted by the Board of Directors:

WHEREAS, the Certificate of Incorporation of the Corporation, as amended, provides for a class of its authorized stock known as preferred stock, comprised of 50,000,001 shares, $0.000001 par value, issuable from time to time in one or more series;

WHEREAS, the Board of Directors of the Corporation is authorized to determine, by resolutions or resolution adopted prior to the issuance of any shares thereof, the number of shares constituting any a series of preferred stock and the designations, powers, preferences, limitations, and relative or other rights therof, including but not limited to dividend rights, dividend rate, rights and terms of redemption, liquidation preferences, conversion rights, voting rights and any other preferences of such series, to the full extent permitted by Delaware law; and

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid, to fix the powers, preferences, rights, qualifications, limitations and restrictions and other matters relating to a series of the preferred stock, which shall consist of 50,000,001 shares of the preferred stock which the corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Business Day" means any day except Saturday, Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"Common Stock" means the Corporation's common stock, par value $0.000001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

"Conversion Date" shall have the meaning set forth in Section 6(a).

"Conversion Shares" means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

"Holder" means a holder of the Preferred Stock.

"Junior Securities" means the Common Stock, and all other securities of the Corporation other than those securities which are explicitly senior or pari passu to the Preferred Stock in liquidation preference.

"Liquidation" shall have the meaning set forth in Section 5.

"New York Courts" shall have the meaning set forth in Section 8(d).

"Notice of Conversion" shall have the meaning set forth in Section 6(a).

"Original Issue Date" means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

"Person" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof

"Preferred Stock" shall have the meaning set forth in Section 2.

"Share Delivery Date" shall have the meaning set forth in Section 6(b)(i).

"Trading Day" means a day on which the Common Stock is traded on the principal Trading Market.

"Trading Market" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTC Bulletin Board or the Pink Sheets.

Section 2. Re-Designation, Amount and Par Value. The series of preferred stock heretofore named "Series C Preferred Stock" shall be re-named and designated "Series A Preferred Stock" (the "Preferred Stock"). It shall have one (1) shares authorized at $0.000001 par value per share.

Section 3. Rank. The Preferred Stock shall rank senior to all other capital stock of the Corporation outstanding.

Section 4. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation an amount equal to the amount paid for the Preferred Stock, before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be ratably distributed among the Holders of Preferred Stock.

Section 5. Conversion Rights.

a) If at least one share of Series A Preferred Stock is issued and outstanding, then the total aggregate issued shares of Series A Preferred Stock at any given time, regardless of their number, shall be convertible into the number of shares of Common Stock which equals 75% of the total number of shares of Common Stock, plus the total number of shares of Series B Preferred Stock, which are issued and outstanding at the time of conversion.

b) Each individual share of Series A Preferred Stock shall be convertible into the number of shares of Common Stock which equals 75% of the total number of shares of Common Stock, plus the total number of shares of Series B Preferred Stock,which are issued and outstanding at the time of conversion, divided by the total number of shares of Series A Preferred Stock at the time of conversion.

Section 6. Issuance. Shares of Preferred Stock may only be issued in exchange for the partial or full retirement of debt held by Management, employees or consultants. The number of Shares of Preferred Stock to be issued to each qualified person (member of Management, employee or consultant) holding a Note shall be determined by the following formula:

$$1{,}340 \times 100 \frac{y}{(q + r + y)} = \text{number of shares of Series A Preferred Stock to be issued}$$

where y equals the Common Stock that would have been issued to the person were that person to convert his debt into shares of the Common Stock at a price equal to one-half (½) of the average of the best Bid price of the Common Stock at the close of each of the prior five trading days; and

q equals the total number of shares of Common Stock issued and outstanding at that time; and

r equals the "potential Common Stock" represented by the number of shares of Common Stock that *would* be issued if all shares of previously-issued Series A Preferred Stock (if any) were converted into shares of Common Stock.

Section 7. Voting Rights. VOTING RIGHTS.

a. If at least one share of Series A Preferred Stock is issued and outstanding, then the total aggregate issued shares of Series A Preferred Stock at any given time, regardless of their number, shall have voting rights equal to 75% of the total number of shares of Common Stock, plus the total number of shares of Series B Preferred Stock, issued and outstanding at the time of any vote of shareholders.

b. Each individual share of Series A Preferred Stock shall have the voting rights equal to 75% of the number of shares of Common Stock, plus the total number of shares of Series B Preferred Stock, issued and outstanding at the time of any vote of shareholders, divided by the number of shares of Series A Preferred Stock which are issued and outstanding at the time of the vote.

The effective date shall be November 4th, 2009.

****

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 29th day of October 2009.



Name: Mark Astrøm
Title: President and Chief Executive Officer

AVENUE EXCHANGE CORP.

Exhibit: 3.10 Certificate of designation
Articles of Incorporation of Avenue Exchange Corp., October 30, 2009.

Pages (7)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "AVENUE EXCHANGE CORP.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF OCTOBER, A.D. 2009, AT 6:53 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF DESIGNATION IS THE FOURTH DAY OF NOVEMBER, A.D. 2009.


SECRETARY'S OFFICE
1793
DELAWARE
1855



Jeffrey W. Bullock, Secretary of State

4514884 8100

090981572

AUTHENTICATION: 7618449

DATE: 11-03-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:52 PM 10/30/2009
FILED 06:53 PM 10/30/2009
SRV 090981572 - 4514884 FILE

AVENUE EXCHANGE CORP.
CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES B PREFERRED STOCK

PURSUANT TO SECTION 151 OF THE
DELAWARE GENERAL CORPORATION LAW

The undersigned, President and Chief Executive Officer, hereby certifies that:

Section 1. He is the President and Chief Executive Officer, of Avenue Exchange Corp., a Delaware corporation (the "Corporation").

Section 2. The Corporation is authorized to issue 50,000,001 shares of preferred stock; and

Section 3. The following resolutions were duly adopted by the Board of Directors:

WHEREAS, the Certificate of Incorporation of the Corporation, as amended, provides for a class of its authorized stock known as preferred stock, comprised of 50,000,001 shares, $0.000001 par value, issuable from time to time in one or more series;

WHEREAS, the Board of Directors of the Corporation is authorized to determine, by resolutions or resolution adopted prior to the issuance of any shares thereof, the number of shares constituting any a series of preferred stock and the designations, powers, preferences, limitations, and relative or other rights therof, including but not limited to dividend rights, dividend rate, rights and terms of redemption, liquidation preferences, conversion rights, voting rights and any other preferences of such series, to the full extent permitted by Delaware law; and

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid, to fix the powers, preferences, rights, qualifications, limitations and restrictions and other matters relating to a series of the preferred stock, which shall consist of 50,000,001 shares of the preferred stock which the corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preferred stock as follows:

TERMS OF PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Business Day" means any day except Saturday, Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"Common Stock" means the Corporation's common stock, par value $0.000001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

"Conversion Date" shall have the meaning set forth in Section 6(a).

"Conversion Shares" means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

"Holder" means a holder of the Preferred Stock.

"Junior Securities" means the Common Stock, and all other securities of the Corporation other than those securities which are explicitly senior or pari passu to the Preferred Stock in liquidation preference.

"Liquidation" shall have the meaning set forth in Section 5.

"New York Courts" shall have the meaning set forth in Section 8(d).

"Notice of Conversion" shall have the meaning set forth in Section 6(a).

"Original Issue Date" means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

"Person" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof

"Preferred Stock" shall have the meaning set forth in Section 2.

"Share Delivery Date" shall have the meaning set forth in Section 6(b)(i).

"Trading Day" means a day on which the Common Stock is traded on the principal Trading Market.

"Trading Market" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTC Bulletin Board or the Pink Sheets.

Section 2. Designation, Amount and Par Value. The series of preferred stock shall be designated as "Series B Preferred Stock" (the "Preferred Stock") and the number of shares so designated shall be fifty million (50,000,000) shares authorized at $0.000001 par value per share.

Section 3. Dividends. The holders of Series B Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors, in its sole discretion.

Section 4. Liquidation Rights. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount equal to $1.00 per share or, in the event of an aggregate subscription by a single subscriber for Series B Preferred Stock in excess of $100,000, $0.997 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Preference Value"), plus all declared but unpaid dividends, for each share of Series B Preferred Stock held by them. After the payment of the full applicable Preference Value of each share of the Series B Preferred Stock as set forth herein, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Corporation's Common Stock.

Section 5. Conversion And Anti-Dilution.

(a) Each share of Series B Preferred Stock shall be convertible, at any time, or from time to time, into one share of the Corporation's common stock, par value $0.0001 per share (the "Common Stock"), subject to adjustment as may be determined by the Board of Directors from time to time (the "Conversion Rate"). Such conversion shall be deemed to be effective on the business day (the "Conversion Date") following the receipt by the Corporation of written notice from the holder of the Series B Preferred Stock of the holder's intention to convert the shares of Series B Stock, together with the holder's stock certificate or certificates evidencing the Series B Preferred Stock to be converted.

(b) Promptly after the Conversion Date, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of Common Stock issuable to the holder pursuant to the holder's conversion of Series B Preferred Shares in accordance with the provisions of this Section. The stock certificate(s) evidencing the Common Stock shall be issued with a restrictive legend indicating that it was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation. The Common Stock shall be issued in the same name as the person who is the holder of the Series B Preferred Stock unless, in the opinion of counsel to the Corporation, such transfer can be made in compliance with applicable securities laws. The person in whose name the certificate(s) of Common Stock are so registered shall be treated as a holder of shares of Common Stock of the Corporation on the date the Common Stock certificate(s) are so issued.

All shares of Common Stock delivered upon conversion of the Series B Preferred Shares as provided herein shall be duly and validly issued and fully paid and nonassessable. Effective as of the Conversion Date, such converted Series B Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except the right to receive the shares of Common Stock issuable upon such conversion.

(c) The Corporation covenants that it will at all times reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of effecting conversions of the Series B Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all outstanding shares of the Series B Preferred Stock not converted. For purposes of this Section, the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of the Series B Preferred Stock shall be computed as if at the time of computation all the outstanding shares were held by a single holder.

(d) Shares of Series B Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of Common Shares after the reverse split as would have been equal to the 1:1 ratio established in Section 11.4(a) prior to the reverse split. Shares of Series B Preferred Stock, however, would participate in forward splits, and may not be diluted by a reverse split following a forward split.

Section 6. Voting Rights. Each share of Series B Preferred Stock shall have one vote for any election or other vote placed before the shareholders of the Company.

Section 7. Price.

(a) The initial price of each share of Series B Preferred Stock shall be $2.00.

(b) The price of each share of Series B Preferred Stock may be changed either through a majority vote of the Board of Directors through a resolution at a meeting of the

Board, or through a resolution passed at an Action Without Meeting of the unanimous Board, until such time as a listed secondary and/or listed public market develops for the shares.

The effective date shall be November 4th, 2009.

****

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 29th day of October 2009.



Name: Mark Astrom
Title: President and Chief Executive Officer

AVENUE EXCHANGE CORP.

Exhibit: 3.11 Articles of Amendment
of Avenue Exchange Corp., February 2, 2010

Pages (3)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "AVENUE EXCHANGE CORP.", FILED IN THIS OFFICE ON THE SECOND DAY OF FEBRUARY, A.D. 2010, AT 2:58 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4514884 8100

100099775

AUTHENTICATION: 7795987

DATE: 02-03-10

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:58 PM 02/02/2010
FILED 02:58 PM 02/02/2010
SRV 100099775 - 4514884 FILE

STATE OF DELAWARE

**CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION, AS AMENDED,
OF
AVENUE EXCHANGE CORP.**

Avenue Exchange Corp. filed a Certificate of Incorporation with the Secretary of State of Delaware on March 5, 2008. A Certificate of Designation was filed on October 30th, 2009 concurrent with an Amendment to the Certificate of Incorporation.

It is hereby certified that:

1. The name of the corporation is Avenue Exchange Corp. (the "Corporation").

2. The Certificate of Incorporation, as amended, is hereby amended by deleting Article VI in its entirety and inserting the following in lieu thereof:

**ARTICLE VI
CAPITAL STOCK**

The total number of shares of stock which the Corporation shall have authority to issue is: two billion, fifty million and one (2,050,000,001) shares, consisting of two billion (2,000,000,000) shares of common stock, par value $0.000001 per share and a class of fifty million and one share (50,000,001) shares of preferred stock, par value $0.000001 per share.

Each five hundred (500) shares of Common Stock outstanding on the effective date, shall be deemed to be one (1) share of Common Stock of the Corporation, par value $0.000001 per share. There shall be no fractional shares. All fractional shares shall be rounded up.

(A) Common Stock. Each holder of record of common stock shall have the right to one vote for each share of common stock registered in their name on the books of the Corporation on all matters submitted to a vote of stockholders except as the right to exercise such vote may be limited by the provisions of this Certificate of Incorporation or of any class or series of preferred stock established hereunder. The holders of common stock shall be entitled to such dividends as may be declared by the Board of Directors from time to time, provided that required dividends, if any, on the preferred stock have been paid or provided for. In the event of the liquidation, dissolution, or winding up, whether voluntary or involuntary of the Corporation, the assets and funds of the Corporation available for distribution to stockholders, and remaining after the payment to holders of preferred stock of the amounts (if any) to which they are entitled, shall be divided and paid to the holders of the common stock according to their respective shares.

(B) Preferred Stock. The preferred stock shall be issued in series. The Board of Directors is authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series. The Board of Directors shall have the authority to determine the number of shares that will comprise each series. For each series, the Board of Directors shall determine, by resolutions or resolution adopted prior to the issuance of any shares thereof, the designations, powers, preferences, limitations and relative or other rights thereof, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

(i) The rate and manner of payment of dividends, if any;

(ii) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(iii) The amount payable for shares in the event of liquidation, dissolution or other winding up of the Corporation;

(iv) Sinking fund provisions, if any, for the redemption or purchase of shares;

(v) The terms and conditions, if any, on which shares may be converted or exchanged;

(vi) Voting rights, if any; and

(vii) Any other rights and preferences of such shares, to the full extent now or hereafter permitted by the General Corporation Law of the State of Delaware.

Additionally, the Certificate of Incorporation, as amended, is hereby amended by deleting the title under Article VII in its entirety and inserting the following:

QUORUM PROTECTIVE PROVISIONS

3. That pursuant to Section 228 of the General Corporation Law of the State of Delaware, a consent setting forth resolutions approving the amendments set forth above was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted.

4. That this Certificate of Amendment of the Certificate of Incorporation, as amended, was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5. The effective date shall be February 2, 2010.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 2nd day of February, 2010.

By: 
Authorized Officer

Title: President, Chief Executive Officer and Chairman of the Board
Name: Mark Astrom

AVENUE EXCHANGE CORP.

Exhibit: 3.12 By-Laws
Amended and Restated, July 8, 2008

Pages (3)

AMENDED AND RESTATED BY-LAWS
OF
AVENUE EXCHANGE INTERNATIONAL, INC.

ARTICLE I
MEETINGS OF STOCKHOLDERS

Section 1. The Annual Meeting. The annual meeting of the stockholders of Avenue Exchange International, Inc. (the "Corporation") for the election of directors and for the transaction of such other business as may come before the meeting shall be held within one hundred and fifty days after the close of the Corporation's Fiscal Year at such date, time, and location as the Board of Directors shall designate.

Section 2. Special Meetings. Special meetings of the stockholders, unless otherwise prescribed by statute, may be called at any time by the Board of Directors or the President and shall be called by the President or Secretary at the request in writing of stockholders of record owning at least twenty-five per centum (25%) of the shares of stock of the Corporation outstanding and entitled to vote.

Section 3. Notice of Meetings. Notice of the place, date and time of the holding of each annual and special meeting of the stockholders and, in the case of a special meeting, the purpose or purposes thereof, shall be given personally or by mail in a postage prepaid envelope to each stockholder entitled to vote at such meeting, not less than ten nor more than sixty days before the date of such meeting, and, if mailed, shall be directed to such stockholder at his address as it appears on the records of the Corporation, unless he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, in which case it shall be directed to him at such other address. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not lawfully called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy. Unless the Board of Directors shall fix, after the adjournment, a new record date for an adjourned meeting, notice of such adjourned meeting need not be given if the time and place to which the meeting shall be adjourned were announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 4. Place of Meetings. Meetings of the stockholders may be held at such place, within or without the State of Delaware, as the Board of Directors or the officer calling the same shall specify in the notice of such meeting, or in a duly executed waiver of notice hereof.

Section 5. Quorum. At all meetings of the stockholders the holders of a majority of the votes of the shares of stock of the

Corporation issued and outstanding and entitled to vote shall be present in person or by proxy to constitute a quorum for the transaction of any business, except as otherwise provided by statute or in the Certificate of Incorporation. In the absence of a quorum, the holders of a majority of the shares of stock present in person or by proxy and entitled to vote, or if no stockholder entitled to vote is present, then any officer of the Corporation may adjourn the meeting. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 6. Organization. At each meeting of the stockholders, the President, or in his absence or inability to act, any person chosen by a majority of those stockholders present, in person or by proxy and entitled to vote, shall act as chairman of the meeting. The Secretary, or in his absence or inability to act, any person appointed by the chairman of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

Section 7. Order of Business. The order of business at all meetings of the stockholders shall be as determined by the chairman of the meeting.

Section 8. Voting. Except as otherwise provided by statute, by the Certificate of Incorporation, or by any certificate duly filed in the State of Delaware pursuant to Section 151 of the Delaware General Corporation Law, each holder of record of shares of stock of the Corporation having voting power shall be entitled at each meeting of the stockholders to one vote for every share of such stock standing in his name on the record of stockholders of the Corporation on the date fixed by the Board of Directors as the record date for the determination of the stockholders who shall be entitled to notice of and to vote at such meeting; or if such record date shall not have been so fixed, then at the close of business on the day next preceding the date on which notice thereof shall be given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; or each stockholder entitled to vote at any meeting of stockholders may authorize another person or persons to act for him by a proxy signed by such stockholder or his attorney-in-fact. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated in the order of business for so delivering such proxies. No proxy shall be valid after the expiration of three years from the date thereof, unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the stockholder executing it, except in those cases where an irrevocable proxy is permitted by law. Except as otherwise provided by statute, these By-Laws, or the Certificate of incorporation, any corporate action to be taken by vote of the stockholders shall be authorized by a majority of the total votes, cast at a meeting of stockholders by the holders of shares present in person or represented by proxy and entitled to vote on such action. Unless required by statute, or determined by the chairman of the meeting to be advisable, the vote on any question need not be by written ballot. On a vote by written ballot, each ballot shall be signed by the stockholder voting, or by his proxy, if there be such proxy, and shall state the number of shares voted.

Section 9. List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 10. Action by Written Consent. Any action which is required to be or may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice to stockholders and without a vote if consents in writing, setting forth the action so taken, shall have been signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Section 11. Duration and Revocation of Consents. Consents to corporate action shall be valid for a maximum of sixty (60) days after the date of the earliest dated consent delivered to the Corporation in the manner provided in Section 228(c) of the Delaware General Corporation Law. Consents may be revoked by written notice (i) to the Corporation, (ii) to the stockholder or stockholders soliciting consents or soliciting revocations in opposition to action by consent proposed by the Corporation (the "Soliciting Stockholders"), or (iii) to a proxy solicitor or other agent designated by the Corporation or the Soliciting Stockholders.

Section 12. Notice of Action by Consent. The Corporation shall give prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the Action were delivered to the Corporation in the manner provided in Section 228(c) of the Delaware General Corporation Law.

ARTICLE II
BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be managed by the Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation directed or required to be exercised or done by the stockholders.

Section 2. Number, Qualifications, Election, and Term of Office. The number of directors of the Corporation shall be as determined by vote of a majority of the entire Board of Directors. All of the directors shall be of full age. Directors need not be stockholders. Except as otherwise provided by statute or these By-Laws, the directors shall be elected at the annual meeting of the stockholders for the election of directors at which a quorum is present, and the persons receiving a plurality of the votes cast at such election shall be elected. Each director shall hold office until the next annual meeting of the stockholders and until his successor shall have been duly elected and qualified or until his death, or until he shall have resigned, or have been removed, as hereinafter provided in these By-Laws, or as otherwise provided by statute or the Certificate of Incorporation.

Section 3. Place of Meeting. Meetings of the Board of Directors may be held at such place, within or without the State of Delaware, as the Board of Directors may from time to time determine or shall be specified in the notice or waiver of notice of such meeting.

Section 4. First Meeting. The Board of Directors shall meet for the purpose of organization, the election of the officers of the Corporation, and the transaction of other business, as soon as practicable after each annual meeting of the stockholders. Notice of such meeting need not be given. Such meeting may be held at any other time or place (within or without the State of Delaware) which shall be specified in a notice thereof given as hereinafter Provided in Section 7 of this Article II.

Section 5. Regular Meetings. Regular meetings of the Board of Directors shall be held at such time and at such place as the Board of Directors may from time to time determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day. Notice of regular meetings of the Board of Directors need not be given except as otherwise required by statute or these By-Laws.

Section 6. Special Meetings. Special meetings of the Board of Directors may be called by one or more directors of the Corporation or by the President.

Section 7. Notice of Meetings. Notice of each special meeting of the Board of Directors (and of each regular meeting for which notice shall be required) shall be given by the Secretary as hereinafter provided in this Section 7, in which notice shall be stated the time and place of the meeting. Notice of each such meeting shall be delivered to each director either personally or by telephone, telegraph cable or wireless, at least twenty-four hours before the time at which such meeting is to be held or by first-class ail, postage prepaid, addressed to him at his residence, or usual place of business, at least three days before the day on which such meeting is to beheld. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him. Except as otherwise specifically required by these By-Laws, a notice or waiver of notice of any regular or special meeting need not state the purpose of such meeting.

Section 8. Quorum and Manner of Acting. A majority of the entire Board of Directors shall be present in person at any meeting of the Board of Directors in order to constitute a quorum for the transaction of business at such meeting, and, except as otherwise expressly required by statute or the Certificate of Incorporation, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum at any meeting of the Board of Directors, a majority of the directors present thereat, or if no director be present, the Secretary may adjourn such meeting to another time and place, or such meeting, unless it be the first meeting of the Board of Directors, need not be held. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called. Except as provided in Article III of these By-Laws, the directors shall act only as a Board and the individual directors shall have no power as such.

Section 9. Organization. At each meeting of the Board of Directors, the President, or, in his absence or inability to act, another director chosen by a majority of the directors present shall act as chairman of the meeting and preside thereat. The Secretary (or, in his absence or inability to act any person appointed by the chairman) shall act as secretary of the meeting and keep the minutes thereof.

Section 10. Resignations. Any director of the Corporation may resign at any time by giving written notice of his resignation to the Board of Directors or the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 11. Vacancies. Vacancies may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or holders of at least ten percent of the votes of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. Except as otherwise provided in these By-Laws, when one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Section 12. Removal of Directors. Except as otherwise provided in the Certificate of Incorporation or in these By-Laws, any director may be removed, either with or without cause, at any time, by the affirmative vote of a majority of the votes of the issued and outstanding stock entitled to vote for the election of directors of the Corporation given at a special meeting of the stockholders called and held for the purpose; and the vacancy in the Board of Directors caused by any such removal may be filled by such stockholders at such meeting, or, if the stockholders shall fail to fill such vacancy, as in these By-Laws provided.

Section 13. Compensation. The Board of Directors shall have authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity, provided no such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 14. Action Without Meeting Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

ARTICLE III
COMMITTEES

Section 1. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

Section 2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III of these by-laws.

ARTICLE IV
OFFICERS

Section 1. Number and Qualifications. The officers of the Corporation shall be the President, Secretary, and Treasurer. Any two or more offices may be held by the same person. Such officers shall be elected from time to time by the Board of Directors, each to hold office until the meeting of the Board of Directors following the next annual meeting of the stockholders, or until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall have resigned, or have been removed, as hereinafter provided in these By-Laws. The Board of Directors may from time to time elect, or the President may appoint, such other officers (including, but not limited to, one or more Vice Presidents, Assistant Vice Presidents, Assistant Secretaries, and Assistant Treasurers), and such agents, as may be necessary or desirable for the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as may be prescribed by the Board of Directors or by the appointing authority.

Section 2. Resignations. Any officer of the Corporation may resign at any time by giving written notice of his resignation to the Board of Directors, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3. Removal. Any officer or agent of the Corporation may be removed, either with or without cause, at any time, by the vote of the majority of the entire Board of Directors at any meeting of the Board of Directors, or, except in the case of an officer or agent elected or appointed by the Board of Directors, by the President. Such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

Section 4. Vacancies. A vacancy in any office, whether arising from death, resignation, removal or any other cause, may be filled for the unexpired portion of the term of the office which shall be vacant, in the manner prescribed in these By-Laws for the regular election or appointment of such office.

Section 5. Officers' Bonds or Other Security. If required by the Board of Directors, any officer of the Corporation shall give a bond or other security for the faithful performance of his duties, in such amount and with such surety or sureties as the Board of Directors may require.

Section 6. Compensation. The compensation of the officers of the Corporation for their services as such officers shall be fixed from time to time by the Board of Directors; provided, however, that the Board of Directors may delegate to the President the power to fix the compensation of officers and agents appointed by the President. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he is also a director of the Corporation.

Section 7. President. The President shall be the Chief Executive Officer of the Corporation and shall have the general and active management of the business of the Corporation and general and active supervision and direction over the other officers, agents and employees and shall see that their duties are properly performed. He shall, if present, preside at each meeting of the stockholders and of the Board of Directors and shall be an ex-officio member of all committees of the Board of Directors. He shall perform all duties incident to the office of President and Chief Executive Officer and such other duties as may from time to time be assigned to him by the Board of Directors.

Section 8. Secretary. The Secretary shall:

(a) Keep or cause to be kept in one or more books provided for that purpose, the minutes of the meetings of the Board of Directors, the committees of the Board of Directors and the stockholders;

(b) See that all notices are duly given in accordance with the provisions of these By-Laws and as required by law;

(c) Be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal;

(d) See that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and

(e) In general, perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board of Directors or the President.

Section 9. Treasurer. The Treasurer shall be the chief financial officer of the Corporation and shall exercise general supervision over the receipt, custody, and disbursements of corporate funds. The Treasurer shall sign, make and indorse in the name of the corporation, all checks, drafts, warrants and orders for the payment of money, and pay out and dispose of same and receipts for such, and, in general, perform all the duties incident to the office of Treasurer. He shall have such further powers and duties as may be conferred upon him from time to time by the President or the Board of Directors.

ARTICLE V
INDEMNIFICATION

To the fullest extent permitted by law, the Corporation shall indemnify any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suitor proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), liability, loss, judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, upon a plea of nolo contendere or equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect of any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Such indemnity shall inure to the benefit of the heirs, executors and administrators of any director or officer so indemnified pursuant to this Article. The right to indemnification under this Article shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its disposition; provided however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article or otherwise. Such indemnification and advancement of expenses shall be in addition to any other rights to which those directors and officers seeking indemnification and advancement of expenses may be entitled under any law, agreement, vote of stockholders, or otherwise.

Any repeal or amendment of this Article by the stockholders of the Corporation or by changes in applicable law shall, to the extent permitted by applicable law, be prospective only, and shall not adversely affect any right to indemnification or advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or amendment. In addition to the foregoing, the right to indemnification and advancement of expenses shall be to the fullest extent permitted by the General Corporation Law of the State of Delaware or any other applicable law and all amendments to such laws as hereafter enacted from time to time.

ARTICLE VI
STOCK

Section 1. Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, if any, or the President, and by the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by him in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VII
MISCELLANEOUS

Section 1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December of each year.

Section 2. Seal. The Board of Directors shall provide a corporate seal, which shall be in the form of the name of the Corporation and the words and figures "Corporate Seal, Avenue Exchange International, Inc., Delaware 2008".

Section 3. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice.

Section 4. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other Corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 5. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 6. Amendments. These By-Laws may be amended or repealed, or new By-Laws may be adopted, (1) at any annual or special meeting of the stockholders, by a majority of the total votes of the stockholders, present or in person or represented by proxy and entitled to vote on such action; provided, however, that the notice of such meeting shall have been given as provided in these By-Laws, which notice shall mention that amendment or repeal of these By-Laws, or the adoption of new By-Laws, is one of the purposes of such meeting; (2) by written consent of the stockholders pursuant to Section 10 of Article I; or (3) by action of the Board of Directors.

I, the undersigned, Secretary of the Corporation, do hereby certify that the foregoing is a true, complete, and accurate copy of the By-laws of Avenue Exchange International, Inc., duly adopted by unanimous written consent of the Board of Directors on the 8th day of July, 2008, and I do further certify that these By-laws have not since been altered, amended, repealed, or rescinded, and are now in full force and effect.



/s/ Mark Rentschler

Mark Rentschler
President, Secretary &
Sole Director

AVENUE EXCHANGE CORP.

Exhibit: 4.01 Subscription Agreement

Pages (4)

LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:
LAURAANTHONYPA@AOL.COM

SUBSCRIPTION AGREEMENT

Avenue Exchange Corp.
2202 N. West Shore Blvd., Suite 200
Tampa, Florida 33607

Ladies and Gentlemen:

1. Application. The undersigned, intending to be legally bound, hereby subscribes for ________(___) shares of common stock ("Shares") of Avenue Exchange Corp., a Delaware corporation (the "Company"), at a purchase price of $0.005 per Share. The undersigned acknowledges that this subscription may be accepted or rejected in whole or in part by the Company in its sole discretion and that this subscription is and shall be irrevocable unless the Company rejects it.

2. Representations and Warranties. The undersigned represents and warrants as follows:

(a) The undersigned has relied solely on the information contained in the Form 1-A filed with the Securities and Exchange Commission (the "Offering Circular") which the undersigned has carefully reviewed. No oral representations have been made or oral information furnished to the undersigned in connection with this subscription which were in any way inconsistent with the Offering Circular. The undersigned and its advisors have had a reasonable opportunity to ask questions of and receive answers from the Company concerning the Shares.

(b) The undersigned has been supplied with or has sufficient access to all information, including financial statements and other financial information of the Company, and has been afforded an opportunity to ask questions of and receive answers from officers of the Company concerning information to which a reasonable investor would attach significance in making investment decisions.

(c) The undersigned is not subscribing for the Shares as a result of or subsequent to any advertisement, articles, notice or other communication published in any newspaper, television or radio or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the undersigned in connection with investments in securities generally.

(d) The undersigned has adequate means of providing for its current financial needs and contingencies, is able to bear the substantial economic risks of an investment in the Shares for an indefinite period of time, has no need for liquidity in such investment, has made commitments to investments that are not readily marketable which are reasonable in relation to the undersigned's net worth and can afford a complete loss of such investment.

(e) The undersigned has such knowledge and experience in financial, tax and business matters so as to enable it to utilize the information made available to it in connection with the offering of the Shares to evaluate the merits and risks of an investment in the Shares and to make an informed investment decision with respect thereto.

(f) The undersigned is not relying on the Company with respect to the tax and other economic considerations of an investment in the Shares, and the undersigned has relied on the advice of, or has consulted with, only the undersigned's own advisors.

(g) The undersigned has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company and, if the undersigned is an entity, is authorized and otherwise duly qualified to purchase and hold the Shares and to enter into this Agreement.

(h) The undersigned maintains its domicile, and is not merely a transient or temporary resident, at the residence address shown on the signature page hereto.

(i) The representations, warranties and agreements contained herein are true and correct as of the date hereof and may be relied upon by the Company, and the undersigned will notify the Company immediately of any adverse change in any such representations and warranties which may occur prior to the acceptance of the subscription and will promptly send the Company written confirmation thereof. The representations, warranties and agreements of the undersigned contained herein shall survive the execution and delivery of this Agreement and the purchase of the Shares.

3. Indemnification. The undersigned agrees to indemnify and hold the Company and its agents, representatives and employees harmless from and against all liability, damage, loss, cost and expense (including reasonable attorneys' fees) which they may incur by reason of the failure of the undersigned to fulfill any of the terms or conditions of this Agreement, or by reason of any inaccuracy or omission in the information furnished by the undersigned herein or any breach of the representations and warranties made by the undersigned herein or in any document provided by the undersigned to the Company.

4. Miscellaneous.

(a) This Agreement has been duly and validly authorized, executed and delivered by the undersigned and constitutes the valid, binding and enforceable agreement of the undersigned. If this Agreement is being completed on behalf of an entity it has been completed and executed by an authorized party.

(b) The Offering Circular, this Agreement and any documents referred to herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof and together supersede all prior discussions or agreements in respect hereof.

(c) Within five (5) days after receipt of a written request from the Company, the undersigned agrees to provide such information, to execute and deliver such documents and to take, or forbear from taking, such actions or provide such further assurances as reasonably may be necessary to correct any errors in documentation or to comply with any and all laws to which the Company is subject or to effect the terms of the Offering Circular.

(d) The Company shall be notified immediately of any change in any of the information contained above occurring prior to the undersigned's purchase of the Shares or at any time thereafter for so long as the undersigned is a holder of the Shares.

(e) The Subscription Agreement shall be governed by the laws of the State of Florida as if entered into between residents of the state of Florida.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this ______ day of ______, 2010.

____

(Signature of subscriber)

PRINT NAME:____________________

COMPANY NAME (IF APPLICABLE):

____

TITLE OF SIGNER (IF APPLICABLE):

____

TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NO.:________________

RESIDENCE OR BUSINESS ADDRESS:

____

Street

____

City State Zip

MAILING ADDRESS (If different from business address):

____

Street

____

City State Zip

ACCEPTED AND AGREED TO:

Avenue Exchange Corp.

By:___________________________

Name:______________________

Title:_____________________

Date: _________, 2010

AVENUE EXCHANGE CORP.

Exhibit: 6.01 Management Contract, February 2, 2010.

Pages (5)

EMPLOYMENT AGREEMENT

THIS **EMPLOYMENT AGREEMENT** is entered into as of November 17, 2009, between Avenue Exchange Corp., a Delaware corporation (the "Company") and Mark Astrom, ("Executive") and **Amended** on February 1, 2010.

RECITAL

The Company and Executive desire to enter into this Agreement to insure the Company of the services of Executive, to provide for compensation and other benefits to be paid and provided by the Company to Executive in connection therewith, and to set forth the rights and duties of the parties in connection therewith.

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereby agree as follows:

1. Title; Directorship.

(a) **Title**. The Company hereby employs Executive as President and Chief Executive Officer, and Executive hereby accepts such employment, on the terms and conditions set forth herein. During the term of this Agreement, Executive shall be and have the title, duties and authority of ***[President and Chief Executive Officer]*** of the Company and shall devote his entire business time and all reasonable efforts to his employment and shall perform diligently such duties as are customarily performed by the ***[President and Chief Executive Officer]*** of companies the size and structure of the Company, together with such other duties as may be reasonably required from time to time by the Board of Directors of the Company (the "Board"). Without limiting the generality of any of the foregoing, except as hereafter expressly agreed in writing by Executive, Executive shall not be required to report to any party other than to the Board.

(b) **Directorship**. Management of the Company will, at every election for the Board while Executive is employed by the Company as *[President and Chief Executive Officer]*, use its best efforts to have Executive nominated for a seat on the Board as a member of the management slate. Executive's nomination and continuation as a director shall be subject to the will of the Board and the Company's stockholders, as provided in the Company's charter and bylaws. Removal of Executive from, or non-election of Executive to, the Board as provided in the Company's charter and bylaws shall in no event be deemed a breach of this Agreement by the Company.

2. Term. Subject to the provisions for termination hereinafter provided, the term of this Agreement shall begin on the date hereof and shall end at 11:59 p.m., local time, on November 17, 2009, provided, however, that the term of this Agreement shall automatically renew for successive one year terms, unless Executive or the Company gives written notice to the other not less than one hundred twenty (120) days prior to November 17, 20009 or the expiration of any such one-year term that he or it, as the case may be, is electing not to so extend the term of this Agreement (the "Employment Period"). Notwithstanding the foregoing, the term of this Agreement shall end on the date on which Executive's employment is earlier terminated by him or the Company in accordance with such other applicable provisions of this Agreement.

3. Compensation.

(a) **Salary**. For all services he may render to the Company during the term of this Agreement, the Company shall pay to Executive an annual salary of one hundred thousand dollars ($100,000) in such installments customarily used in payment of salaries to the Company's senior executives (but in no event less frequently than monthly).

(i) In lieu of cash, the Company may fulfill the salary obligation set forth in (a), above through the issuance of such amount of restricted shares of the Company's common stock (the "Restricted Stock") as is determined by the Board in its discretion. Executive agrees that the Company may impose such restrictions on the Restricted Stock as are deemed advisable by the Company, including without limitation, restrictions relating to listing or trading requirements. The Executive further agrees that certificates representing the Restricted Stock may bear such legends and statements as the Company shall deem appropriate or advisable to assure, among other things, compliance with applicable securities laws, rules, and regulations.

(ii) If the Executive selects the issuance of restricted common shares, the Company agree to protect any and all unsold restricted common shares from any and all reverse splits. The restricted common shares are eligible to participate in forward splits.

(b) **Bonus**. Executive shall be entitled to participate in any bonus program implemented by the Board for the Company's senior executives generally, with pertinent terms and goals to be established annually or otherwise by the Board in its sole discretion.

(c) **Benefits**. Executive shall be entitled, subject to the terms and conditions of the appropriate plans, to all benefits provided by the Company to senior executives generally from time to time during the term of this Agreement.

(d) **Business Expenses**. Executive shall be entitled to reimbursement for all reasonable and ordinary expenses incurred by in the course of, and directly related to, the rendering of services pursuant to this Agreement in accordance with the Company's policies for reimbursement of such expenses, and the limitations thereon, that are in effect at the time such expenses are incurred. Such expenses shall be supported by reasonable documentation and accepted standards and rules that the Company will put into place from time to time.

(e) **Stock Option**. Company shall grant to Executive an option to shares of Company common stock at an exercise price to be determined by the Board in its sole discretion.

4. Executive Stock Awards Plan. During the term of this Agreement, Executive shall participate in any executive stock award plan the Company's may adopt.

5. Termination.

(a) The employment of Executive under this Agreement:

(i) shall be terminated automatically upon the death or Disability of Executive;

(ii) may be terminated for Cause at any time by the Company, with any such termination not being in limitation of any other right or remedy the Company may have under this Agreement or otherwise;

(iii) may be terminated at any time by Executive if the Company materially breaches this Agreement and fails to cure such breach within thirty (30) days of written notice of such breach from Executive, provided that Executive has given notice of such breach within ninety (90) days after he has knowledge thereof and the Company did not have Cause to terminate Executive at the time such breach occurred.

(b) Upon any termination hereunder, Executive shall be deemed automatically to have resigned from all offices and any directorship held by him in the Company, unless the Company informs Executive otherwise.

(c) Executive's employment with the Company for all purposes shall be deemed to have terminated as of the effective date of such termination hereunder (the "Date of Termination"), irrespective of whether the Company has a continuing obligation under this Agreement to make payments or provide benefits to Executive after such date.

(d) For purposes hereof, "Cause" means:

(i) Executive's conviction of, or plea of "no contest" to, a felony;

(ii) Executive's willfully engaging in an act or series of acts of gross misconduct that result in demonstrable and material injury to the Company; or

(iii) Executive's material breach of any provision of this Agreement, which breach has not been cured in all material respects within twenty (20) days after the Company gives notice thereof to Executive.

6. Certain Termination Payments.

(a) If Executive's employment with the Company is terminated by the Company without Cause, the Company shall (i) continue to pay to Executive the per annum rate of salary then in effect under Paragraph 3(a) and provide him and his family with the benefits described in Paragraph 3(c) then in effect (unless the terms of the applicable plans expressly prohibit the continuation of such benefits after such termination and cannot be amended, with applicability of such amendment limited to Executive, to provide for such continuation, in which case the Company shall procure and pay for substantially similar substitute benefits except for any pension or 401(k) Plan benefit) for the balance of the term that would have remained hereunder had such termination not occurred, and (ii) pay Executive on or before the thirtieth day after the Date of Termination an amount equal to the product of (i) the target bonus opportunity for the year in which such termination occurs times (ii) the number of years for which a bonus opportunity would have been provided to him under Paragraph 3(b) hereof had he remained employed hereunder for the remainder of the term of this Agreement.

(b) If Executive's employment is terminated by the Company with Cause, Executive shall be entitled to no further compensation or other payments or benefits under this Agreement, except as to that portion of any unpaid salary and benefits accrued and earned by him under Paragraph 3 hereof up to and including the Date of Termination.

7. No Conflicting Agreements. Executive represents and warrants that he is not a party to any agreement, contract or understanding, whether an employment contract or otherwise, that would restrict or prohibit him from undertaking or performing employment in accordance with the terms and conditions of this Agreement.

8. Severable Provisions. The provisions of this Agreement are severable and if any one or more of its provisions is determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction nevertheless shall be binding and enforceable.

9. Binding Agreement. The rights and obligations of the Company under this Agreement shall inure to the benefit of, and shall be binding on, the Company and its successors and assigns, and the rights and obligations (other than obligations to perform services) of Executive under this Agreement shall inure to the benefit of, and shall be binding upon, Executive and his heirs, personal and legal representatives, executors, successors and administrators.

10. Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the last known address (or at such other address for a party as shall be specified by like notice). All such notices and other communications shall be deemed to have been received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of a telecopy, when the party receiving such telecopy shall have confirmed receipt of the communication, (iii) in the case of delivery by nationally-recognized, overnight courier, on the Business Day following dispatch, and (iv) in the case of mailing, on the third Business Day following such mailing. For purposes of this Agreement, "Business Day" shall mean any day, other than a Saturday, Sunday or legal holiday, on which banks are permitted to close in West Palm Beach, Florida.

11. Consent to Jurisdiction. Executive and the Company each irrevocably submit to the exclusive jurisdiction of the Florida courts and the United States district court(s) in Marion County, Florida for the purpose of any proceedings arising out of this Agreement or any transaction contemplated by this Agreement.

12. Waiver of Jury Trial. Each party waives, to the fullest extent permitted by law, any right he or it may have to a trial by jury in respect of any suit, action or proceeding arising out of this Agreement or any transaction contemplated by this Agreement.

13. Waiver. The failure of either party to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision as to any future violation thereof, or prevent that party thereafter from enforcing each and every other provision of this Agreement. The rights granted the parties herein are cumulative and the waiver of any single remedy shall not constitute a waiver of such party's right to assert all other legal remedies available to it under the circumstances.

14. Miscellaneous. This Agreement supersedes all prior agreements and understandings between the parties. This Agreement may not be modified or terminated orally. All obligations and liabilities of each party hereto in favor of the other party hereto relating to matters arising prior to the date hereof have been fully satisfied, paid and discharge. No modification, termination or attempted waiver shall be valid unless in writing and signed by the party against whom the same is sought to be enforced.

15. Governing Law. This Agreement shall be governed by and construed according to the laws of the State of Florida.

16. Captions and Paragraph Headings. Captions and paragraph headings used herein are for convenience and are not a part of this Agreement and shall not be used in construing it.

17. Enforcement Costs. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees, court costs and all expenses even if not taxable as court costs (including, without limitation, all such fees, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first set forth above

Company: **AVENUE EXCHANGE CORP.**



By:

Name: Mark Astrom

Title: Chairman of Board of Directors

Date: February 1, 2010

Executive: **MARK ASTROM**



By:

Name: Mark Astrom

Date: February 1, 2010

AVENUE EXCHANGE CORP.

Exhibit: 11.01

Opinion of Counsel, August 13, 2010.

Pages (1)

LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:
LAURAANTHONYPA@AOL.COM

August 13, 2010

Board of Directors
Avenue Exchange Corp.
2202 N. West Shore Blvd., Suite 200
Tampa, Florida 33607

Re: Regulation A Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as securities counsel to Avenue Exchange Corp., a Delaware corporation (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission of a Regulation A Offering Statement on Form 1-A (the "Offering Statement") for 1,000,000,000 shares of Common Stock (the "Shares").

In connection with rendering this opinion, we have examined the originals, or certified, conformed or reproduction copies, of all such records, agreements, instruments and documents as we have deemed relevant or necessary as the basis for the opinion hereinafter expressed. In all such examinations, we have assumed the genuineness of all signatures on original or certified copies and the conformity to original or certified copies of all copies submitted to us as conformed or reproduction copies. As to various questions of fact relevant to this opinion, we have relied upon, and assumed the accuracy of, certificates and oral or written statements and other information of or from public officials, officers or representatives of the Company, and others.

We have reviewed: (a) the Certificate of Incorporation of the Company, as amended; (b) the Bylaws of the Company, as amended; (c) Resolutions adopted by the Board of Directors of the Company pertaining to the Shares; (d) the Offering Statement; and (e) such other corporate documents, records, papers and certificates as we have deemed necessary for the purposes of the opinions expressed herein.

Based upon and subject to the foregoing and to the other qualifications and limitations set forth herein, we are of the opinion that the Shares, when issued and delivered in the manner and/or the terms described in the Offering Statement as filed (after it is declared qualified) will be validly issued, fully paid and non-assessable.

The opinions herein are limited to the federal laws of the United States of America and the applicable laws of the State of Delaware, including the Delaware Constitution, all applicable provisions of Delaware statutes and reported judicial decisions interpreting those laws, as such laws presently exist and to the facts as they presently exist. We express no opinion as to laws of any other jurisdiction. We assume no obligation to revise or supplement this opinion should the laws be changed after the effective date of the Offering Statement by legislative action, judicial decision or otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Sincerely yours,



Laura E. Anthony,
For the Firm

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832